Exhibit 99.2

Ardagh Metal Packaging S.A.

Audited consolidated financial statements for the year ended 31 December 2022

Consolidated financial statements for the year ended 31 December 2022

Management Report

 PRELIMINARY INFORMATION

Ardagh Metal Packaging S.A. (the “Company” or “AMPSA”) was incorporated in the Grand Duchy of Luxembourg on 20 January 2021, in order to effect a reorganisation and acquire the Metal Packaging operations (together the “AMP Business”) of Ardagh Group S.A. (“AGSA”). The Company’s registered office is 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg. Prior to the reorganisation the AMP Business was owned by AGSA and its subsidiaries (“Ardagh” or the “Ardagh Group”). Prior to the reorganisation, the Company had no assets or liabilities, other than those associated with its formation, and did not conduct any operations until the completion of the reorganisation.

On 22 February 2021, the Company announced its entry into a business combination agreement (the “Business Combination Agreement”), by and among others, the Company, AGSA, Ardagh MP MergeCo Inc., a wholly-owned subsidiary of the Company (“MergeCo”) and Gores Holdings V Inc. (“Gores Holdings V”), pursuant to which the parties thereto agreed to effect the merger of MergeCo with and into Gores Holdings V, with Gores Holdings V being the surviving corporation as a wholly-owned subsidiary of AMPSA (the “Merger”, and, together with the other transactions contemplated in the Business Combination Agreement, the “Business Combination”) to create the Company, an independent, pure-play beverage can company, whose ordinary shares are listed on the New York Stock Exchange under the ticker symbol “AMBP.”

The Company and its subsidiaries (together, the “Group”) are a leading supplier of metal beverage cans globally, with a particular focus on the Americas and Europe. The Group supplies sustainable and infinitely recyclable metal packaging to a diversified customer base of leading global, regional and national beverage producers. AMPSA operates 24 production facilities in Europe and the Americas, currently employs approximately 6,300 people and recorded revenues of $4.7 billion in 2022.

The Group does not have any operations within Russia or Ukraine and continues to monitor and comply with the various sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the European Union, the United Kingdom and the United Nations Security Committee that have been imposed on the Russian government and certain Russian entities and individuals.

The Group has assessed the impact of the current macroeconomic environment in the preparation of the consolidated financial statements.

The consolidated financial statements reflect the consolidation of the legal entities forming the Group for the periods presented. The principal operating legal entities forming the Group are listed in note 26.

These financial statements have also been prepared for the purposes of satisfying the filing requirements for the individual financial statements of the Irish subsidiaries, the German subsidiaries and a number of the Dutch subsidiaries of the Group. Refer to note 29 for further details.

As used herein, “we”, “our” and “us” refer to Ardagh Metal Packaging S.A. and its consolidated subsidiaries, unless the context requires otherwise.

SELECTED FINANCIAL INFORMATION

The following discussion should be read in conjunction with, and qualified in its entirety by, reference to the audited consolidated financial statements (the “Financial Statements”) of this company, Ardagh Metal Packaging S.A..

The following table sets forth summary consolidated financial information for the Group.

	Year ended 31 December
Income Statement Data	2022	2021

	(in $ millions except margins and ratios)
Revenue	4,689	4,055

Adjusted EBITDA (1)	625	662
Depreciation and amortisation	(359)	(343)
Exceptional items (2)	(90)	(272)
Net finance income/(expense) (3)	80	(235)
Profit/(loss) before tax	256	(188)
Income tax charge	(19)	(22)
Profit/(loss) for the year	237	(210)

Other data
Adjusted EBITDA margin (1)	13.3%	16.3%
Interest expense (4)	(113)	(115)
Maintenance capital expenditure (5)	(109)	(88)
Growth investment capital expenditure (5)	(486)	(598)

Balance Sheet Data (at year end)
Cash, cash equivalents and restricted cash (6)	555	463
Working capital (7)	7	(179)
Total assets	5,865	5,325
Total equity	455	286
Net borrowings (8)	3,592	2,887
Net debt (9)	3,037	2,424
Ratio of net debt to Adjusted EBITDA (1) (9) (10)	4.9x	3.7x

All footnotes are on page 7 of this document.

OPERATING AND FINANCIAL PERFORMANCE REVIEW

Operating Results

Business Drivers

The main factors affecting our results of operations for the Group are: (i) global economic trends, end-consumer demand for our products and production capacity of our manufacturing facilities; (ii) prices of energy and raw materials used in our business, primarily aluminium, steel and coatings, and our ability to pass through these and other cost increases to our customers, through contractual pass through mechanisms under multi-year contracts, or through renegotiation in the case of short-term contracts; (iii) investment in capacity expansion and operating cost reductions; (iv) acquisitions; and (v) foreign exchange rate fluctuations and currency translation risks arising from various currency exposures, primarily with respect to the euro, U.S. dollar, British pound, Polish zloty and Brazilian real.

	Year ended 31 December
	2022	2021

	(in $ millions, except percentages)
Revenue
Europe	1,963	1,838
Americas	2,726	2,217
Total Revenue	4,689	4,055

Adjusted EBITDA (1)
Europe	200	281
Americas	425	381
Total Adjusted EBITDA	625	662

Adjusted EBITDA Margin (1)
Europe	10.2%	15.3%
Americas	15.6%	17.2%
Total Adjusted EBITDA Margin	13.3%	16.3%

Bridge of 2021 to 2022 Revenue

Revenue	Europe	Americas	Group
	$'m	$'m	$'m
Revenue 2021	1,838	2,217	4,055
Organic	335	509	844
FX translation	(210)	—	(210)
Revenue 2022	1,963	2,726	4,689

Bridge of 2021 to 2022 Adjusted EBITDA

Adjusted EBITDA	Europe	Americas	Group
	$'m	$'m	$'m
Adjusted EBITDA 2021	281	381	662
Organic	(49)	44	(5)
FX translation	(32)	—	(32)
Adjusted EBITDA 2022	200	425	625

2022 margin %	10.2%	15.6%	13.3%
2021 margin %	15.3%	17.2%	16.3%

All footnotes are on page 7 of this document.

Review of the Year

Revenue

Revenue in the year ended 31 December 2022, increased by $634 million, or 16%, to $4,689 million, compared with $4,055 million in the year ended 31 December 2021. The increase in revenue is primarily driven by the pass through to customers of higher input costs and favourable volume/mix effects of 6%, which includes an impact of our growth investment program, partly offset by unfavourable foreign currency translation effects of $210 million.

Europe. Revenue increased by $125 million, or 7%, to $1,963 million for the year ended 31 December 2022, compared with $1,838 million in the year ended 31 December 2021. The increase in revenue principally reflects the pass through of higher input costs and favourable volume/mix effects of 6%, which includes an impact of our growth investment program, partly offset by unfavourable foreign currency translation effects of $210 million.

Americas. Revenue increased by $509 million, or 23%, to $2,726 million for the year ended 31 December 2022, compared with $2,217 million in the year ended 31 December 2021. Revenue growth reflected the pass through of higher input costs and favourable volume/mix effects of 7%.

Adjusted EBITDA

Adjusted EBITDA decreased by $37 million, or 6%, to $625 million in the year ended 31 December 2022, compared with $662 million in the year ended 31 December 2021. The decrease in Adjusted EBITDA is principally due to input cost headwinds and increased operating costs, partly offset by favourable volume/mix effects, which includes an impact of the Group’s growth investment program.

Europe. Adjusted EBITDA decreased by $81 million, or 29%, to $200 million for the year ended 31 December 2022, compared with $281 million in the year ended 31 December 2021. Excluding unfavourable foreign currency translation effects of $32 million, the decrease in Adjusted EBITDA principally reflected input cost headwinds and increased operating costs, which were partly offset by favourable volume/mix effects, which includes an impact of the Group’s growth investment program.

Americas. Adjusted EBITDA increased by $44 million, or 12%, to $425 million for the year ended 31 December 2022, compared with $381 million in the year ended 31 December 2021. Adjusted EBITDA growth was mainly driven by favourable volume/mix effects, which includes an impact of our growth investment program, partly offset by increased operating costs.

Financing and Investment Activity

On 8 June 2022, the Group issued $600 million 6.000% Senior Secured Green Notes due 2027. Net proceeds from the issuance of the notes will be used for general corporate purposes.

Lease obligations at 31 December 2022 of $327 million, primarily reflects $204 million of new lease liabilities and foreign currency movements, partly offset by $59 million of principal repayments, for the year ended 31 December 2022. We expect that during 2023, our lease obligations will increase upon commencement of new leases.

At 31 December 2022, the Group had $415 million available under the Global Asset Based Loan Facility. The amount increased from $325 million on 27 September 2022.

Events subsequent to the reporting period

In February 2023, the Group completed the acquisition of a majority share in NOMOQ AG (“NOMOQ”), a start-up digital can printer based in Switzerland, for an initial consideration of €15 million, with a further €10 million payable in 2024, subject to NOMOQ achieving certain milestones.

On 21 February 2023, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend was paid on 28 March 2023 to shareholders of record on 14 March 2023.

On 21 February 2023, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend was paid on 28 March 2023.

Footnotes to the Selected Financial Information

(1)

Adjusted EBITDA consists of profit/(loss) for the year before income tax charge/(credit), net finance expense, depreciation and amortisation and exceptional operating items. We use Adjusted EBITDA to evaluate and assess our segment performance. Adjusted EBITDA is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the packaging industry. However, other companies may calculate Adjusted EBITDA in a manner different from ours. Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered an alternative to profit/(loss) as indicators of operating performance or any other measures of performance derived in accordance with IFRS.

(2)	Exceptional items are shown on a number of different lines in the Consolidated Income Statement, as referred to in note 5 – Exceptional items of the audited consolidated financial statements.

(3)	Includes exceptional finance income and expense.

(4)

Interest expense is the aggregate of interest on Senior Secured Green and Senior Green Notes and interest on related party borrowings for the years ended 31 December 2022 and 2021, respectively, included within other net finance expense as set out in Note 6 to the consolidated financial statements.

(5)

Capital expenditure is the sum of purchase of property, plant and equipment and software and other intangibles, net of proceeds from disposal of property, plant and equipment, as per the Consolidated Statement of Cash Flows.

(6)	Cash, cash equivalents and restricted cash include short term bank deposits and restricted cash as per the note disclosures to the consolidated financial statements included in this report.

(7)

Working capital is comprised of inventories, trade and other receivables, contract assets, trade and other payables and current provisions. Other companies may calculate working in a manner different to ours.

(8)	Net borrowings comprise non-current and current borrowings net of deferred debt issue costs.

(9)	Net debt is comprised of net borrowings, net of cash, cash equivalents and restricted cash.

(10)

Net debt to Adjusted EBITDA ratio for the year ended 31 December 2022 of 4.9x, is based on net debt at 31 December 2022 of $3,037 million and reported Adjusted EBITDA for the year ended 31 December 2022 of $625 million. Net debt to Adjusted EBITDA ratio for the year ended 31 December 2021 of 3.7x, is based on net debt at 31 December 2021 of $2,424 million and reported Adjusted EBITDA for the year ended 31 December 2021 of $662 million.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Board of Directors

The following table sets forth certain information with respect to members of the board of directors of Ardagh Metal Packaging S.A. (the “Board”) as of 11 April 2023, the approval date of these consolidated financial statements.

Name	Age	Position	Expiration of current directorship term	Independent
Paul Coulson	70	Chairman	2024
Oliver Graham	55	Chief Executive Officer and Director	2023
John Sheehan	57	Director	2023
Abigail Blunt	61	Non-Executive Director	2024	☒
Yves Elsen	65	Non-Executive Director	2025	☒
Elizabeth Marcellino	65	Non-Executive Director	2023	☒
Damien O’Brien	67	Non-Executive Director	2025	☒
The Rt. Hon. the Lord Hammond of Runnymede	67	Non-Executive Director	2024	☒
Hermanus Troskie	52	Non-Executive Director	2025
Edward White	75	Non-Executive Director	2024	☒

Committees of the Board

Our Board has six standing committees: an audit committee (“Audit Committee”), a compensation committee (“Compensation Committee”), a nominating and governance committee (“Nominating and Governance Committee”), a sustainability committee (“Sustainability Committee”), a finance committee (“Finance Committee”) and an executive committee (“Executive Committee”). The members of each committee are appointed by the Board and serve until their successors are elected and qualified, unless they are earlier removed or they resign. Each of the committees report to the Board as it deems appropriate and as the Board may request. The composition, duties and responsibilities of the six standing committees are set forth below. In the future, our Board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Audit Committee

In 2022, five meetings of the Audit Committee were held, with an attendance rate of 100%. Our Audit Committee currently consists of Edward White, Abigail Blunt, Yves Elsen, Elizabeth Marcellino, Damien O’Brien and The Rt. Hon. the Lord Hammond of Runnymede, with Edward White serving as the chair of the Audit Committee. All of our Audit Committee members are independent directors, in accordance with the corporate governance standards of the New York Stock Exchange (“NYSE Standards”) and the U.S. Securities and Exchange Commission (“SEC”) requirements.

Our Audit Committee, among other matters, oversees (1) our financial reporting, auditing and internal control activities; (2) the integrity and audits of our financial statements; (3) our compliance with legal and regulatory requirements; (4) the qualifications and independence of our independent auditors; (5) the performance of our internal audit function and independent auditors; and (6) our overall risk exposure and management. Duties of the audit committee include the following:

●	annually review and assess the adequacy of the audit committee charter and review the performance of the audit committee;
●	be responsible for recommending the appointment, retention and termination of our independent auditors and determine the compensation of our independent auditors;
●	review the plans and results of the audit engagement with the independent auditors;

●	evaluate the qualifications, performance and independence of our independent auditors;
●	have authority to approve in advance all audit and non-audit services by our independent auditors, the scope and terms thereof and the fees therefor;
●	review the adequacy of our internal accounting controls;
●	ensure the Company maintains a robust risk management function, including in respect of IT and cyber security risk management; and
●	meet at least quarterly with our executive officers, internal audit staff and our independent auditors in separate executive sessions.

The Audit Committee has the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate. Each of the Audit Committee members meets the financial literacy requirements of the NYSE listing standards and the Board has determined that Edward White qualifies as an “audit committee financial expert,” as defined in the rules of the SEC. The designation does not impose on the Audit Committee Financial Expert any duties, obligations or liabilities that are greater than those generally imposed on members of our Audit Committee and our Board. Our Board has adopted a written charter for the Audit Committee, which is available on our corporate website at https://www.ardaghmetalpackaging.com/corporate/investors/governance. The contents of the website are not incorporated by reference into this Management Report.

Compensation Committee

In 2022, three meetings of the Compensation Committee were held, with an attendance rate of 100%. Our Compensation Committee currently consists of Paul Coulson, Damien O’Brien and Hermanus Troskie, with Paul Coulson serving as the chair of the Compensation Committee. As we are a controlled company as defined under NYSE Standards, our Compensation Committee is not required to be composed entirely of independent directors, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of the Compensation Committee accordingly in order to ensure compliance with such rules.

The Compensation Committee has the sole authority to retain, and terminate, any compensation consultant to assist in the evaluation of employee compensation and to approve the consultant’s fees and the other terms and conditions of the consultant’s retention. The Compensation Committee, among other matters:

●	at the request of our Board, reviews and makes recommendations to our Board relating to management succession planning;
●	administers, reviews and makes recommendations to our Board regarding our compensation plans;
●	reviews and approves our corporate goals and objectives with respect to compensation for executive officers and, evaluates each executive officer’s performance in light of such goals and objectives to set his or her annual compensation, including salary, bonus and equity and non-equity incentive compensation, subject to approval by our Board; and
●	provides oversight of management’s decisions regarding the performance, evaluation and compensation of other officers.

Our Board has adopted a written charter for the Compensation Committee, which is available on our corporate website at https://www.ardaghmetalpackaging.com/corporate/investors/governance. The contents of the website are not incorporated by reference into this Management Report.

Nominating and Governance Committee

In 2022, five meetings of the Nominating and Governance Committee were held, with an attendance rate of 100%. Our Nominating and Governance Committee currently consists of Paul Coulson, Yves Elsen, Damien O’Brien and Hermanus Troskie, with Paul Coulson serving as the chair of the Nominating and Governance Committee. As we are a controlled company as defined under NYSE Standards, our Nominating and Governance Committee is not required to be composed entirely of independent directors, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of our Nominating and Governance Committee accordingly in order to ensure compliance with such rules. The Nominating and Governance Committee, among other matters:

●	selects and recommends to the Board nominees for election by the shareholders or appointment by the board;
●	annually reviews with the Board the composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity of the board members;
●	makes recommendations on the frequency and structure of board meetings and monitor the functioning of the committees of the board;
●	develops and recommends to our Board a set of corporate governance guidelines applicable to us and periodically reviews such guidelines and recommends changes to our Board for approval as necessary; and
●	oversees the annual self-evaluation of our Board.

Our Board has adopted a written charter for the Nominating and Governance Committee, which is available on our corporate website at https://www.ardaghmetalpackaging.com/corporate/investors/governance. The contents of the website are not incorporated by reference into this Management Report.

Sustainability Committee

In 2022, six meetings of the Sustainability Committee were held, with an attendance rate of 100%. The Sustainability Committee currently consists of Oliver Graham, Abigail Blunt, David Bourne, Jennifer Cumbee, Elizabeth Marcellino and John Sheehan, with Oliver Graham serving as the chair of the Sustainability Committee. The meetings of the Sustainability Committee are attended by the CEOs of Metal Packaging Europe and Metal Packaging Americas and by sustainability, human resources and procurement executives. The Sustainability Committee, among other matters:

●	assists the Board in fulfilling its oversight responsibility for the Company’s environmental and social sustainability objectives;
●	makes recommendations to the Board relating to environmental and social sustainability matters;
●	develops and oversees the implementation of a sustainability strategy; and
●	advises the Board periodically with regard to current and emerging environmental and social sustainability developments.

Our Board has adopted a written charter for the Sustainability Committee, which is available on our corporate website at https://www.ardaghmetalpackaging.com/corporate/investors/governance. The contents of the website are not incorporated by reference into this Management Report.

Finance Committee

Our Finance Committee currently consists of Paul Coulson, David Bourne, Cormac Maguire, John Sheehan and Hermanus Troskie, with Paul Coulson serving as the chair of the Finance Committee. The Finance Committee, among other matters,

●	reviews and monitors the capital structure, financial policies and treasury function of the Company and makes recommendations to the Board in relation thereto; and
●	reviews and recommends to the Board whether to approve financing agreements or arrangements, including plans to issue, incur, amend, repurchase, redeem or repay, as applicable, indebtedness.

Our Board has adopted a written charter for the Finance Committee, which is available on our corporate website at https://www.ardaghmetalpackaging.com/corporate/investors/governance. The contents of the website are not incorporated by reference into this Management Report.

Executive Committee

The Board has established an Executive Committee that oversees the management of the business and affairs of the Company. Paul Coulson, David Bourne, Michael Dick, Oliver Graham and John Sheehan currently serve on the Executive Committee, with Paul Coulson serving as the chair of the Executive Committee.

Our Board has adopted a written charter for the Executive Committee, which is available on our corporate website at https://www.ardaghmetalpackaging.com/corporate/investors/governance. The contents of the website are not incorporated by reference into this Management Report.

Key Management Compensation

The aggregate amount of compensation our key management (including directors) received from the Group for service as key management for the year ended 31 December 2022 was $3 million. In addition, subsidiaries of Ardagh Group, which do not form part of the Group, incurred transaction-related and other compensation for key management during the year of $nil. An aggregate of approximately $0.3 million has been set aside or accrued for the year ended 31 December 2022 to provide pension, retirement or similar benefits to our key management (including directors). See “Note 26 – Related Party Information” to the audited consolidated financial statements included elsewhere in this Annual Report.

Luxembourg Trade Register Number (Registre de Commerce et des Sociétés)

B 251465

STATEMENT OF DIRECTORS’ RESPONSIBILITIES FOR CONSOLIDATED FINANCIAL STATEMENTS

The directors are responsible for preparing the consolidated financial statements in accordance with applicable law and regulations.

The consolidated financial statements are required by law to give a true and fair view of the state of affairs of the Group and of the profit or loss of the Group for that period.

In preparing these financial statements, the directors are required to:

●	select suitable accounting policies and then apply them consistently;
●	make judgements and estimates that are reasonable and prudent;
●	state that the consolidated financial statements comply with IFRS as adopted by the EU; and
●	prepare the consolidated financial statements on a going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors confirm that they have complied with the above requirements in preparing the consolidated financial statements.

The directors are responsible for keeping proper books of account that disclose with reasonable accuracy at any time the financial position of the Group and enable them to ensure that the consolidated financial statements comply with Luxembourg Law. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISK

The Group’s activities expose it to a variety of financial risks: capital risk, interest rate, currency exchange risk, commodity price risk, credit risk and liquidity risk.

Capital structure and risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern and provide returns to its shareholders. The Group funds its operations primarily from the following sources of capital: borrowings, cash flow and shareholders’ capital. The Group aims to achieve a capital structure that results in an appropriate cost of capital to accommodate material investments or acquisitions, while providing flexibility in short and medium term funding. The Group also aims to maintain a strong balance sheet and to provide continuity of financing by having a range of maturities and borrowing from a variety of sources.

The Group’s overall treasury objectives are to ensure sufficient funds are available for the Group to carry out its strategy and to manage certain financial risks to which the Group is exposed, details of which are provided below. The Finance Committee reviews and monitors the capital structure, financial policies and treasury function of the Company in addition to advising the Board on whether to approve financing agreements or arrangements.

Financial risks are managed on the advice of Group Treasury and senior management in conjunction with the Finance Committee. The Group does not permit the use of treasury instruments for speculative purposes, under any circumstances. Group Treasury regularly reviews the level of cash and debt facilities required to fund the Group’s activities, plans for repayment and refinancing of debt, and identifies an appropriate amount of headroom to provide a reserve against unexpected funding requirements.

The Group’s long-term liquidity needs primarily relate to the Group’s growth investment program and the servicing of our debt obligations. We expect to satisfy our future long-term liquidity needs through a combination of cash flow generated from operations and, where appropriate, to raise additional financing and to refinance our debt obligations in advance of their respective maturity. The Group generates substantial cash flow from our operations on an annual basis. The Group had $555 million (2021: $463 million) in cash, cash equivalents and restricted cash at 31 December 2022, as well as available but undrawn liquidity of $415 million (2021: $325 million) under its credit facilities.

Additionally, financial instruments, including derivative financial instruments, are used to hedge exposure to interest rate, currency exchange risk and commodity price risk.

One of the Group’s key metrics is the ratio of consolidated external net debt as a multiple of Adjusted EBITDA. Adjusted EBITDA is the profit or loss for the period before income tax charge or credit, net finance expense, depreciation and amortisation and exceptional operating items. As at 31 December 2022 the ratio was 4.86x (2021: 3.66x).

Interest rate risk

At 31 December 2022, the Group’s Senior Secured Green and Senior Green Notes were 100% (2021: 100%) fixed, with a weighted average interest rate of 3.8% (2021: 3.3%). As a result, interest rate movements would not have a material impact on either the profit or loss or shareholders equity.

Currency exchange risk

The Group presents its consolidated financial information in U.S. dollar. The functional currency of the Company is the euro.

The Group operates 24 production facilities in 9 countries, across three continents and its main currency exposure in the year to 31 December 2022, from the euro functional currency, was in relation to the U.S. dollar, British pound, and Brazilian real. Currency exchange risk arises from future commercial transactions and recognised assets and liabilities.

As a result of the consolidated financial statements being presented in U.S. dollar, the Group’s results are also impacted by fluctuations in the U.S. dollar exchange rate versus the euro.

The Group has a limited level of transactional currency exposure arising from sales or purchases by operating units in currencies other than their functional currencies.

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the Group’s foreign operations is managed primarily through borrowings and swaps denominated in the Group’s principal foreign currencies.

Fluctuations in the value of these currencies with respect to the euro functional currency may have a significant impact on the Group’s financial condition and results of operations. The Group believes that a strengthening of the euro exchange rate (the functional currency) by 1% against all other foreign currencies from the 31 December 2022 rate would decrease shareholders’ equity by approximately $5 million (2021: $3 million decrease).

Commodity price risk

The Group is exposed to changes in prices of its main raw materials, primarily energy and aluminium. Production costs are exposed to changes in prices of our main raw materials, primarily aluminium. Aluminium ingot is traded daily as a commodity on the London Metal Exchange, which has historically been subject to significant price volatility. Because aluminium is priced in U.S. dollar, fluctuations in the U.S. dollar/euro rate also affect the euro cost of aluminium ingot. The price and foreign currency risk on the aluminium purchases in Europe and in Americas are hedged by entering into swaps under which we pay fixed euro and U.S dollar prices, respectively. Furthermore, the relative price of oil and its by-products may impact our business, affecting our transport, lacquer and ink costs.

Where we do not have pass through sales contracts in relation to the underlying raw material cost, the Group uses derivative agreements to manage this risk. The Group depends on an active liquid market and available credit lines with counterparty banks to cover this risk. The use of derivative contracts to manage our risk is dependent on robust hedging procedures. Increasing raw material costs over time has the potential, if customers are unable to pass on price increases, to reduce sales volume and could therefore have a significant impact on our business. The Group is also exposed to possible interruptions of supply of aluminium and steel or other raw materials and any inability to purchase raw materials could negatively impact our operations.

As a result of the volatility of natural gas and electricity prices, the Group have either included energy pass through clauses in their sales contracts or developed an active hedging strategy to fix a significant proportion of its energy costs through contractual arrangements directly with our suppliers. The Group policy is to purchase natural gas and electricity by entering into forward fixed price arrangements with suppliers for the majority of our anticipated requirements for the year ahead. Such contracts are used exclusively to obtain delivery of our anticipated energy supplies. The Group does not net settle, nor do we sell within a short period of time after taking delivery. The Group avails of the own use exemption and, therefore, these contracts are treated as executory contracts. The Group typically builds up these contractual positions in tranches of approximately 10% of the anticipated volumes. Any natural gas and electricity which is not purchased under forward price-fixing arrangements is purchased under index tracking contracts or at spot prices. Where entering forward price-fixing arrangements with suppliers is not practical, the Group may use derivative agreements with counterparty banks to cover the risk.

Credit risk

Credit risk arises from derivative contracts, cash and investments held with banks and financial institutions, as well as credit exposures to the customers of the Group, including outstanding receivables. The policy of the Group is to invest excess liquidity, only with recognised and reputable financial institutions. For banks and financial institutions, only independently rated parties with a minimum rating of “BBB+” from at least two credit rating agencies are accepted, where possible. The credit ratings of banks and financial institutions are monitored to ensure compliance with Group policy. Risk of default is controlled within a policy framework of dealing with high quality institutions and by limiting the amount of credit exposure to any one bank or institution.

The Group’s policy is to extend credit to customers of good credit standing. Credit risk is managed on an on-going basis, by experienced people within the Group. The Group’s policy for the management of credit risk in relation to trade receivables involves periodically assessing the financial reliability of customers, taking into account their financial position, past experience and other factors. Provisions are made, where deemed necessary, and the utilisation of credit limits is regularly monitored. Management does not expect any significant counterparty to fail to meet its obligations. The maximum exposure to credit risk is represented by the carrying amount of each asset. For the year ended 31 December 2022, the ten largest customers of the Group accounted for approximately 57% of total revenues (2021: 58%). There is no recent history of default with these customers.

Surplus cash held by the operating entities over and above the balance required for working capital management is transferred to Group Treasury, where practically possible. Group Treasury invests surplus cash in interest-bearing current accounts and bank time deposits with appropriate maturities to provide sufficient headroom as determined by the below-mentioned forecasts.

Liquidity risk

The Group is exposed to liquidity risk which arises primarily from the maturing of short term and long term debt obligations and from the normal liquidity cycle of the business throughout the course of a year. The Group’s policy has been to ensure that sufficient resources are available either from cash balances, cash flows or undrawn committed bank facilities, to ensure all obligations can be met as they fall due.

To effectively manage liquidity risk, the Group:

●	has committed borrowing facilities that it can access to meet liquidity needs;
●	maintains cash balances and liquid investments with highly-rated counterparties;
●	limits the maturity of cash balances;
●	borrows the bulk of its debt needs under long term fixed rate debt securities; and
●	has internal control processes to manage liquidity risk.

Cash flow forecasting is performed in the operating entities of the Group and is aggregated by Group Treasury. Group Treasury monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities. Such forecasting takes into consideration the Group’s debt financing plans.

ENVIRONMENTAL, RESEARCH AND DEVELOPMENT ACTIVITIES

Environmental, Health and Safety

Our operations and properties are regulated under a wide range of laws, ordinances and regulations and other legal requirements concerning the environment, health and safety and product safety in each jurisdiction in which we operate. We believe that our production facilities are compliant, in all material respects, with these laws and regulations.

The principal environmental issues we face include the environmental impact of the disposal of water used in our production processes, generation and disposal of waste, the receiving, use and storage of hazardous and non-hazardous materials, the potential contamination and subsequent remediation of land, surface water and groundwater arising from our operations and the impact on air quality through gas and particle emissions, including the emission of greenhouse gases.

Innovation, Research and Development

The majority of our innovation, development and engineering activities are primarily concentrated at our regional technical centre in Elk Grove, Illinois and at our research facility in Bonn, Germany. These centres focus on identifying and serving the existing and potential needs of customers, including the achievement of cost reductions, particularly metal content reduction, and meeting new and anticipated legislative requirements, as well as providing technology, engineering and support services to our product facilities and customers.

We currently hold and maintain a number of patent families, filed in several jurisdictions and covering a range of different products.

Audit Report to the Shareholders of

Ardagh Metal Packaging S.A.

Audit report

To the Shareholders of

Ardagh Metal Packaging S.A.

Report on the audit of the consolidated financial statements

Our opinion

In our opinion, the accompanying consolidated financial statements give a true and fair view of the consolidated financial position of Ardagh Metal Packaging S.A. (the “Company”) and its subsidiaries (the “Group”) as at 31 December 2022, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union.

What we have audited

The Group’s consolidated financial statements comprise:

●	the consolidated income statement for the year then ended;
●	the consolidated statement of comprehensive income for the year then ended;
●	the consolidated statement of financial position as at 31 December 2022;
●	the consolidated statement of changes in equity for the year then ended;
●	the consolidated statement of cash flows for the year then ended; and
●	the notes to the consolidated financial statements, which include a summary of significant accounting policies.

Basis for opinion

We conducted our audit in accordance with the Law of 23 July 2016 on the audit profession (Law of 23 July 2016) and with International Standards on Auditing (ISAs) as adopted for Luxembourg by the “Commission de Surveillance du Secteur Financier” (CSSF). Our responsibilities under the Law of 23 July 2016 and ISAs as adopted for Luxembourg by the CSSF are further described in the “Responsibilities of the “Réviseur d’entreprises agréé” for the audit of the consolidated financial statements” section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

We are independent of the Group in accordance with the International Code of Ethics for Professional Accountants, including International Independence Standards, issued by the International Ethics Standards Board for Accountants (IESBA Code) as adopted for Luxembourg by the CSSF together with the ethical requirements that are relevant to our audit of the consolidated financial statements. We have fulfilled our other ethical responsibilities under those ethical requirements.

Other information

The Board of Directors is responsible for the other information. The other information comprises the information stated in the management report but does not include the consolidated financial statements and our audit report thereon.

PricewaterhouseCoopers, Société coopérative, 2 rue Gerhard Mercator, B.P. 1443, L-1014 Luxembourg T : +352 494848 1, F : +352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256) R.C.S. Luxembourg B 65 477 - TVA LU25482518

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Board of Directors and those charged with governance for the consolidated financial statements

The Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs as adopted by the European Union, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Responsibilities of the “Réviseur d’entreprises agréé” for the audit of the consolidated financial statements

The objectives of our audit are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an audit report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

●	identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

●	obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control;

●	evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors;

●	conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our audit report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our audit report. However, future events or conditions may cause the Group to cease to continue as a going concern;

●	evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;

●	obtain sufficient appropriate audit evidence regarding the financial information of the entities and business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate to them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

Report on other legal and regulatory requirements

The management report is consistent with the consolidated financial statements and has been prepared in accordance with applicable legal requirements.

PricewaterhouseCoopers, Société coopérative Represented by	Laurence Demelenne

Luxembourg, 11 April 2023

Consolidated Financial Statements

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INCOME STATEMENT

		Year ended 31 December 2022			Year ended 31 December 2021
		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total
	Note	$’m	$’m	$’m	$’m	$’m	$’m
			Note 5			Note 5
Revenue	4	4,689	—	4,689	4,055	—	4,055
Cost of sales		(4,096)	(67)	(4,163)	(3,409)	(30)	(3,439)
Gross profit		593	(67)	526	646	(30)	616
Sales, general and administration expenses		(189)	(23)	(212)	(176)	(242)	(418)
Intangible amortisation	10	(138)	—	(138)	(151)	—	(151)
Operating profit		266	(90)	176	319	(272)	47
Net finance income/(expense)	6	(138)	218	80	(178)	(57)	(235)
Profit/(loss) before tax		128	128	256	141	(329)	(188)
Income tax charge	7	(36)	17	(19)	(39)	17	(22)
Profit/(loss) for the year		92	145	237	102	(312)	(210)

Profit/(loss) attributable to:
Equity holders				237			(210)
Non-controlling interests				—			—
Profit/(loss) for the year				237			(210)

Earnings/(loss) per share
Basic and diluted earnings/(loss) per share attributable to equity holders	8			$0.38			$(0.39)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Approved on 11 April 2023

David Bourne Hermanus Troskie

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended 31 December
		2022	2021
	Note	$’m	$’m
Profit/(loss) for the year		237	(210)
Other comprehensive income
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
– Arising in the year		10	4
		10	4
Effective portion of changes in fair value of cash flow hedges
– New fair value adjustments into reserve		31	159
– Movement out of reserve to income statement		(3)	—
– Movement in deferred tax		14	(11)
		42	148
Items that will not be reclassified to income statement
– Re-measurement of employee benefit obligations	20	35	33
– Deferred tax movement on employee benefit obligations		(10)	(6)
		25	27
Total other comprehensive income for the year		77	179

Total comprehensive income/(expense) for the year		314	(31)

Attributable to:
Equity holders		314	(31)
Non-controlling interests		—	—
Total comprehensive income/(expense) for the year		314	(31)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Approved on 11 April 2023

David BourneHermanus Troskie

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		At 31 December
		2022	2021
	Note	$’m	$’m
Non-current assets
Intangible assets	10	1,473	1,662
Property, plant and equipment	11	2,390	1,842
Derivative financial instruments	19	9	7
Deferred tax assets	12	54	71
Employee benefit assets	20	27	78
Other non-current assets		4	4
		3,957	3,664
Current assets
Inventories	13	567	407
Trade and other receivables	14	509	512
Contract assets	15	239	182
Derivative financial instruments	19	38	97
Cash, cash equivalents and restricted cash	16	555	463
		1,908	1,661
TOTAL ASSETS		5,865	5,325

Equity attributable to owners of the parent
Equity share capital	17	267	7
Share premium	17	5,989	5,992
Other reserves	24	(5,657)	(5,593)
Retained earnings		(144)	(120)
		455	286
Non-controlling interests		—	—
TOTAL EQUITY		455	286

Non-current liabilities
Borrowings	19	3,524	2,831
Employee benefit obligations	20	149	256
Derivative financial instruments	19	17	2
Deferred tax liabilities	12	158	207
Other liabilities and provisions	21	98	343
		3,946	3,639
Current liabilities
Borrowings	19	68	56
Interest payable		13	12
Derivative financial instruments	19	40	10
Trade and other payables	22	1,298	1,270
Income tax payable		35	40
Provisions	21	10	10
Deferred income		—	2
		1,464	1,400
TOTAL LIABILITIES		5,410	5,039
TOTAL EQUITY and LIABILITIES		5,865	5,325

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Approved on 11 April 2023

David BourneHermanus Troskie

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to the owner of the parent
								Non-
	Invested	Share	Share	Treasury	Other	Retained		controlling	Total
	capital	capital	premium	shares	reserves	earnings	Total	interests	equity
	$’m	$’m	$’m	$'m	$’m	$’m	$’m	$’m	$’m
		Note 17	Note 17	Note 17	Note 24
1 January 2021	63	—	—	—	(15)	—	48	—	48
Loss for the period pre AMP Transfer *	(74)	—	—	—	—	—	(74)	—	(74)
Total other comprehensive income for the period pre AMP Transfer *	11	—	—	—	55	—	66	—	66
Hedging gains transferred to cost of inventory pre AMP Transfer	—	—	—	—	(6)	—	(6)	—	(6)
Loss for the period post AMP Transfer *	—	—	—	—	—	(136)	(136)	—	(136)
Total other comprehensive income for the period post AMP Transfer *	—	—	—	—	97	16	113	—	113
Hedging gains transferred to cost of inventory post AMP Transfer	—	—	—	—	(77)	—	(77)	—	(77)
Transactions with owners in their capacity as owners
Capital contribution	—	—	—	—	113	—	113	—	113
Increase in invested capital	176	—	—	—	—	—	176	—	176
AMP Transfer	(176)	6	4,982	—	(5,924)	—	(1,112)	—	(1,112)
Business combination	—	1	1,010	—	164	—	1,175	—	1,175
31 December 2021	—	7	5,992	—	(5,593)	(120)	286	—	286

1 January 2022	—	7	5,992	—	(5,593)	(120)	286	—	286
Profit for the year	—	—	—	—	—	237	237	—	237
Total other comprehensive income for the year	—	—	—	—	52	25	77	—	77
Hedging gains transferred to cost of inventory	—	—	—	—	(116)	—	(116)	—	(116)
Transactions with owners in their capacity as owners
Shares acquired by AMPSA (Treasury shares)	—	—	—	(35)	—	—	(35)	—	(35)
Cancellation of Treasury shares	—	—	—	35	—	(35)	—	—	—
Preferred shares issued (Note 17)	—	260	(3)	—	—	—	257	—	257
Dividends (Note 25)	—	—	—	—	—	(251)	(251)	—	(251)
31 December 2022	—	267	5,989	—	(5,657)	(144)	455	—	455

*For the twelve months ended 31 December 2021, the Group reported a loss of $210 million and total other comprehensive income of $179 million, respectively.

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Approved on 11 April 2023

David BourneHermanus Troskie

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended 31 December
		2022	2021
	Note	$’m	$’m
Cash flows from operating activities
Cash generated from operations	23	322	611
Net interest paid*		(123)	(113)
Settlement of foreign currency derivative financial instruments*		41	8
Income tax paid		(35)	(48)
Net cash from operating activities		205	458

Cash flows used in investing activities
Purchase of property, plant and equipment		(585)	(679)
Purchase of intangible assets		(11)	(8)
Proceeds from disposal of property, plant and equipment		1	1
Purchase of business, net of cash acquired		—	(5)
Net cash used in investing activities		(595)	(691)

Cash flows from/(used in) financing activities
Proceeds from borrowings	19	709	2,773
Repayment of borrowings	19	(110)	(5)
Proceeds from ordinary share issuance, net of costs		(1)	925
Deferred debt issue costs paid		(11)	(35)
Lease payments		(59)	(48)
Proceeds from preferred share issuance, net of costs		257	—
Dividends paid	25	(251)	—
Treasury shares purchased		(35)	—
Repayment of related party borrowings to Ardagh		—	(2,738)
Payment as part of capital reorganisation		—	(574)
Proceeds from related party borrowings from Ardagh		—	2
Cash received from Ardagh	26	—	206
Redemption premium and issuance costs paid		—	(52)
Cash remitted to Ardagh	26	—	—
Net cash inflow from financing activities		499	454

Net increase in cash, cash equivalents and restricted cash		109	221

Cash, cash equivalents and restricted cash at the beginning of the year	16	463	257
Exchange loss on cash, cash equivalents and restricted cash		(17)	(15)
Cash, cash equivalents and restricted cash at the end of the year	16	555	463

*Prior year amounts which had been included in Interest paid previously have been reclassified to conform to the current year presentation.

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Approved on 11 April 2023

David Bourne Hermanus Troskie

Notes to the Consolidated

Financial Statements

ARDAGH METAL PACKAGING S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.  General information

Ardagh Metal Packaging S.A. (the “Company” or “AMPSA”) was incorporated in the Grand Duchy of Luxembourg on 20 January 2021, in order to effect a reorganisation and acquire the Metal Packaging operations (together the “AMP Business”) of Ardagh Group S.A. (“AGSA”). The Company’s registered office is 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg. Prior to the reorganisation the AMP Business was owned by AGSA and its subsidiaries (“Ardagh” or the “Ardagh Group”). Prior to the reorganisation, the Company had no assets or liabilities, other than those associated with its formation, and did not conduct any operations until the completion of the reorganisation.

On 22 February 2021, the Company announced its entry into a business combination agreement (the “Business Combination Agreement”), by and among others, the Company, AGSA, Ardagh MP MergeCo Inc., a wholly-owned subsidiary of the Company (“MergeCo”) and Gores Holdings V Inc. (“Gores Holdings V”), pursuant to which the parties thereto agreed to effect the merger of MergeCo with and into Gores Holdings V, with Gores Holdings V being the surviving corporation as a wholly-owned subsidiary of AMPSA (the “Merger”, and, together with the other transactions contemplated in the Business Combination Agreement, the “Business Combination”) to create the Company, an independent, pure-play beverage can company, whose ordinary shares are listed on the New York Stock Exchange under the ticker symbol “AMBP.”

The Company and its subsidiaries (together, the “Group”) are a leading supplier of metal beverage cans globally, with a particular focus on the Americas and Europe. The Group supplies sustainable and infinitely recyclable metal packaging to a diversified customer base of leading global, regional and national beverage producers. AMPSA operates 24 production facilities in Europe and the Americas, currently employs approximately 6,300 people and recorded revenues of $4.7 billion in 2022.

The Group does not have any operations within Russia or Ukraine and continues to monitor and comply with the various sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the European Union, the United Kingdom and the United Nations Security Committee that have been imposed on the Russian government and certain Russian entities and individuals.

The Group has assessed the impact of the current macroeconomic environment in the preparation of the consolidated financial statements.

The consolidated financial statements reflect the consolidation of the legal entities forming the Group for the periods presented. The principal operating legal entities forming the Group are listed in note 26.

These financial statements have also been prepared for the purposes of satisfying the filing requirements for the Irish subsidiaries, the German subsidiaries and a number of the Dutch subsidiaries for the Group. Refer to note 29 for further details.

The principal accounting policies that have been applied to the consolidated financial statements are described in note 3.

2.  Statement of directors’ approval

The audited consolidated financial statements were approved for issue by Ardagh Metal Packaging S.A. on 11 April 2023.

3.  Summary of significant accounting policies

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with, and are in compliance with, International Financial Reporting Standards (“IFRS”) and related interpretations as adopted by the EU. IFRS as adopted by the EU is comprised of standards and interpretations approved by the International Accounting Standards Board (“IASB”) and IFRS and interpretations approved by the predecessor International Accounting Standards Committee that have been subsequently approved by the IASB and remain in effect. References to IFRS hereafter should be construed as references to IFRS as adopted by the EU.

The consolidated financial statements, are presented in U.S. dollar, rounded to the nearest million, and have been prepared under the historical cost convention, except for the following:

●	Private and Public Warrants (as defined below) and the Earnout Shares (as defined below) (see note 21) are stated at fair value; and
●	derivative financial instruments are stated at fair value; and
●	employee benefit obligations are measured at the present value of the future estimated cash flows related to benefits earned and pension assets valued at fair value.

The preparation of consolidated financial information in conformity with IFRS requires the use of critical accounting estimates and assumptions that affect the reported amounts of assets and liabilities and income and expenses. It also requires management to exercise judgment in the process of applying Group accounting policies. These estimates, assumptions and judgments are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances and are subject to continual re-evaluation. However, actual outcomes may differ from these estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are discussed in the critical accounting estimates, assumptions and judgments.

Basis of preparation prior to the AMP Transfer

For the periods prior to effecting the series of transactions that resulted in, among other things, the Company owning the AMP Business (the “AMP Transfer”), which was completed on 1 April 2021, consolidated financial statements have been prepared on a carve-out basis from the consolidated financial statements of AGSA, to represent the financial position and performance of the AMP Business as if the AMP Business had existed on a stand-alone basis for the year ended 31 December 2020, and for the three months from 1 January 2021 to 1 April 2021, the date that the AMP Transfer occurred, for the audited consolidated income statement, statement of comprehensive income, statement of cash flows and as at 31 December 2020 for the audited consolidated statement of financial position. However, those consolidated financial statements are not necessarily indicative of the results that would have occurred if the AMP Business had been a stand-alone entity during the period presented.

The consolidated financial statements have been prepared by aggregating the financial information from the entities as described in note 26, together with assets, liabilities, income and expenses that management has determined are specifically attributable to the AMP Business including related party borrowings, and direct and indirect costs and expenses related to the operations of the Business. The following summarises the principles applied in preparing the consolidated financial statements:

●	Controlled companies that are part of the AMP Business have been included in the consolidated financial statements. Goodwill, customer relationship intangible assets and fair value adjustments directly attributable to the acquisition of the controlled companies that are part of the AMP Business by Ardagh, have been included in the consolidated financial statements. No companies were acquired or disposed of during the financial periods prior to the AMP Transfer;

●	The AMP Business did not in the past form a separate legal group and therefore it is not possible to show issued share capital or a full analysis of reserves. The net assets of the AMP Business are represented by the cumulative investment of Ardagh in the AMP Business, shown as invested capital;
●	All intercompany balances, investments in subsidiaries and share capital within the AMP Business have been eliminated upon combination in the consolidated financial statements;
●	All employee benefit obligations are directly attributable to the AMP Business and are obligations of the entities described in note 20;
●	Cumulative translation differences directly attributable to the controlled companies that are part of the AMP Business, have been allocated at the amounts included in the Ardagh Group’s consolidated financial statements;
●	Corporate center costs allocated by Ardagh, prior to the AMP Transfer, have been included in selling, general and administration (“SG&A”) expenses ($27 million for the year ended 31 December 2020, and $9 million for the three months ended 31 March 2021). The Ardagh support provided to the AMP Business included stewardship by Ardagh senior management personnel and functional support in terms of typical corporate areas such as Group finance, legal and risk, in addition to, discrete support which was provided from centralised management activities such as human resources (“HR”), sustainability and information technology (“IT”) in order to complement and support the activities in these areas which existed within the AMP Business. The Ardagh corporate head office costs were allocated principally based on Adjusted EBITDA, with settlement of these costs recorded within invested capital. The allocations to the AMP Business reflected all the costs of doing business and Management believes that the allocations were reasonable and materially reflected what the expenses would have been on a stand-alone basis. These costs reflected the arrangements that existed in Ardagh and are not necessarily representative of costs that may arise in the future.
●	Tax charges and credits and balances in the consolidated financial statements have been calculated as if the AMP Business was a separate taxable entity using the separate return method. The tax charges and credits recorded in the consolidated income statement and tax balances recorded in the consolidated statement of financial position have been affected by the taxation arrangements within Ardagh and are not necessarily representative of the positions that may arise in the future. Differences between the tax charges and credits and balances in the consolidated financial statements, and the tax charges and credits and balances in the historical records of the AMP Business are included in invested capital;
●	The AMP Business has its own treasury functional team with certain treasury and risk management functions being performed by a central treasury function, which includes cash pooling and similar arrangement between Ardagh and the AMP Business. Interest on related party borrowings and allocated costs and expenses as described below have generally been deemed to have been paid by the AMP Business to Ardagh in the month in which the costs were incurred. In addition, all external debt used to fund Ardagh’s operations is managed and held centrally. Related party borrowings to Ardagh, representing back-to-back agreements related to those components of the Ardagh’s corporate debt used to fund the initial acquisition of the AMP Business by Ardagh, is included in the consolidated financial statements reflecting the debt obligation and related interest costs of the Business. Any cash balances reflected on the consolidated financial statements are legally owned by the AMP Business. Ardagh has entered into certain derivative instruments with external counterparties on behalf of the AMP Business and on the back of those related-party derivatives between Ardagh and the AMP Business have been executed, the impact of which have been included in the consolidated financial statements;
●	Other intercompany balances between Ardagh and the AMP Business with the exception of the related party borrowings discussed above are deemed to be long term funding in nature and did not remain a liability upon separation from Ardagh and hence have been presented as part of invested capital in the consolidated financial statements.

Basis of preparation after the AMP Transfer

For the periods after the AMP Transfer, from 1 April 2021 through 31 December 2021, and the year ended 31 December 2022, consolidated financial statements have been prepared for the Group as a stand-alone business. The accounting policies, presentation and methods of computation followed in the consolidated financial statements are consistent with those applied in the audited consolidated financial statements of the AMP Business for the year ended 31 December 2020, except for the new or amended accounting policies identified as applying after the AMP Transfer as indicated in the paragraphs below, in addition to the calculation of earnings per share as further detailed in note 8 and the recognition and measurement of the Earnout Shares and Public and Private Warrants as further detailed in note 21 and the recognition and measurement of the IFRS 2 charge in note 24.

Going concern

At the date that the audited consolidated financial statements were approved for issue by the Board, the Board has formed the judgment that there is a reasonable expectation that the Group will have adequate resources to continue in operational existence for the foreseeable future. Accordingly, these audited consolidated financial statements have been prepared on a going concern basis. In assessing whether the going concern assumption is appropriate, the Board has taken into account all available information about a period, extending to at least, 31 December 2023. In arriving at its conclusion, the Board has taken account of the Group’s current and anticipated trading performance, together with current and anticipated levels of cash and net debt and the availability of committed borrowing facilities and, as a result, it is the Board’s judgment that it is appropriate to prepare the audited consolidated financial statements using the going concern basis.

Recently adopted accounting standards and changes in accounting policies

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after 1 January 2022 have been assessed by the Board as not having had a material impact on the Group.

Recent accounting pronouncements

The Board’s assessment of the impact of new standards, which are not yet effective and which have not been early adopted by the Group, on the consolidated financial statements and disclosures is on-going but is not expected to have a material impact for the Group.

Basis of combination (for the periods prior to the AMP Transfer)

(i)	Controlled companies

The companies included in these consolidated financial statements are all entities over which the AMP Business has control. The AMP Business controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.

The acquisition method of accounting is used to account for the acquisition of controlled companies by the AMP Business. The cost of an acquisition is the consideration given in exchange for control of the identifiable assets, liabilities and contingent liabilities of the acquired legal entities. Directly attributable transaction costs are expensed and included as exceptional items within sales, general and administration expenses. The acquired net assets are initially measured at fair value. The excess of the cost of acquisition over the fair value of the identifiable net assets acquired is recorded as goodwill. Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to those groups of cash-generating units (“CGUs”) that are expected to benefit from the business combination in which the goodwill arose for the purpose of assessing impairment. Goodwill is tested annually for impairment or whenever indicators suggest that impairment may have occurred. Any goodwill and fair value adjustments are recorded as assets and liabilities of the acquired legal entity in the currency of the primary economic environment in which the legal entity operates (the “functional currency”).

(ii)   Transactions eliminated on consolidation

Transactions, balances and unrealised gains or losses on transactions between Group companies are eliminated. Subsidiaries’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

(iii)   Transactions with the rest of the Ardagh Group

Any unsettled intercompany balances between the Group and the rest of the Ardagh Group are presented as related party receivables or payables in the consolidated financial statement, within Trade and other receivables and Trade and other payables.

Basis of consolidation (for the periods after the AMP Transfer)

(i)   Subsidiaries

Subsidiaries are fully consolidated from the date on which control is transferred to the Group and are de-consolidated from the date on which control ceases. Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is the consideration given in exchange for control of the identifiable assets, liabilities and contingent liabilities of the acquired legal entities. Acquisition-related costs are expensed and included as exceptional items within sales, general and administration expenses. The acquired net assets are initially measured at fair value. The excess of the cost of acquisition over the fair value of the identifiable net assets acquired is recorded as goodwill. Any goodwill and fair value adjustments are recorded as assets and liabilities of the acquired legal entity in the functional currency of that legal entity. If the cost of acquisition is less than the fair value of the Group’s share of the net assets of the legal entity acquired, the difference is recognised directly in the consolidated income statement. The Group considers obligations of the acquiree in a business combination that arise as a result of the change in control, to be cash flows arising from obtaining control of the controlled entity, and classifies these obligations as investing activities in the consolidated statement of cash flows.

Predecessor accounting is used to account for the transfer of a subsidiary in the form of a capital reorganisation. Under predecessor accounting, the Group carries forward the predecessor carrying values of the acquired net assets and the liabilities assumed as previously reflected in the consolidated financial statements of the Ardagh Group. The difference between the consideration given and the aggregate carrying value of the assets and the liabilities of the acquired entity at the date of the transaction is included in equity in other reserves.

(ii)	Non-controlling interests

Non-controlling interests represent the portion of the equity of a subsidiary which is not attributable to the Group. Non-controlling interests are presented separately in the consolidated financial statements. Changes in ownership of a subsidiary which do not result in a change in control are treated as equity transactions.

(iii)	Transactions eliminated on consolidation

Transactions, balances and unrealised gains or losses on transactions between Group companies are eliminated. Subsidiaries’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

(iv)  Transactions with the rest of the Ardagh Group

Any unsettled intercompany balances between the Group and the rest of the Ardagh Group are presented as related party receivables or payables in the consolidated financial statements, within Trade and other receivables and Trade and other payables.

Foreign currency

(i)	Functional and presentation currency

The functional currency of the Company is euro. The consolidated financial statements are presented in U.S. dollar which is the Group’s presentation currency.

(ii)	Foreign currency transactions

Items included in the financial statements of each of the Group’s entities are measured using the functional currency of that entity.

Transactions in foreign currencies are translated into the functional currency at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the consolidated income statement, except: (i) differences on foreign currency borrowings that provide an effective hedge against a net investment in a foreign entity (“net investment hedges”), which are taken to other comprehensive income until the disposal of the net investment, at which time they are recognised in the consolidated income statement; and (ii) differences on certain derivative financial instruments discussed under “Derivative financial instruments” below.

(iii)	Financial statements of foreign operations

The assets and liabilities of foreign operations are translated into euro at foreign exchange rates ruling at the reporting date. The revenues and expenses of foreign operations are translated to euro at average exchange rates for the year. Foreign exchange differences arising on retranslation and settlement of such transactions are recognised in other comprehensive income. Gains or losses accumulated in other comprehensive income are recycled to the consolidated income statement when the foreign operation is disposed of.

Non-monetary items measured at fair value in foreign currency are translated using the exchange rates as at the date when the fair value is determined.

Business combination and goodwill

All business combinations are accounted for by applying the acquisition method of accounting. This involves measuring the cost of the business combination and allocating, at the acquisition date, the cost of the business combination to the assets acquired and liabilities assumed. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in sales, general and administration expenses.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

Any contingent consideration is recognised at fair value at the acquisition date.

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable assets of the acquired subsidiary at the date of acquisition.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to those groups of cash-generating units (“CGUs”) that are expected to benefit from the business combination in which the goodwill arose for the purpose of assessing impairment. Goodwill is tested annually for impairment or whenever indicators suggest that impairment may have occurred.

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

Intangible assets

Intangible assets are initially recognised at cost.

Intangible assets acquired as part of a business combination are capitalised separately from goodwill if the intangible asset is separable or arises from contractual or other legal rights. They are initially recognised at cost which, for intangible assets arising in a business combination, is their fair value at the date of acquisition.

Subsequent to initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. The carrying values of intangible assets with finite useful lives are reviewed for indicators of impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the carrying values may not be recoverable.

The amortisation of intangible assets is calculated to write off the book value of finite lived intangible assets over their useful lives on a straight-line basis, on the assumption of zero residual value. Management estimates the useful lives within the following ranges:

Computer software	2 – 7 years
Customer relationships	5 – 15 years
Technology	5 – 15 years

(i) Computer software

Computer software development costs are recognised as assets. Costs associated with maintaining computer software programs are recognised as an expense as incurred.

(ii) Customer relationships

Customer relationships acquired in a business combination are recognised at fair value at the acquisition date. Customer relationships have a finite useful economic life and are carried at cost less accumulated amortisation.

(iii) Technology

Technology based intangibles acquired in a business combination are recognised at fair value at the acquisition date and reflect the Group’s ability to add value through accumulated technological expertise surrounding product and process development.

(iv) Research and development costs

Research costs are expensed as incurred. Development costs relating to new products are capitalised if the new product is technically and commercially feasible. All other development costs are expensed as incurred.

Property, plant and equipment

(i)	Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses, except for land which is shown at cost less impairment. Spare parts which form an integral part of plant and machinery and which have an estimated useful economic life greater than one year are capitalised. Spare parts which do not form an integral part of plant and machinery and which have an estimated useful economic life less than one year are included as consumables within inventory and expensed when utilised.

Where components of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

(ii)	Leased assets

At the lease commencement date or the effective date of a lease modification, the Group recognises a lease liability as the present value of expected future lease payments, discounted at the Group’s incremental borrowing rate unless the rate implicit in the lease is readily determinable, excluding any amounts which are variable based on the usage of the underlying asset and a right-of-use asset generally at the same amount plus any directly attributable costs. The incremental borrowing rate is the discount rate the Group would have to pay to borrow, over a similar term and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The Group combines lease and non-lease components and accounts for them as a single lease component with the exception of the dunnage asset class. Extension options or periods after termination options are considered by management if it is reasonably certain that the lease will be extended or not terminated.

(iii)	Subsequent costs

The Group recognises in the carrying amount of an item of property, plant and equipment, the cost of replacing the component of such an item when that cost is incurred, if it is probable that the future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. When a component is replaced the old component is de-recognised in the period. All other costs are recognised in the consolidated income statement as an expense as incurred. When a major overhaul is performed, its cost is recognised in the carrying amount of the plant and equipment as a replacement if the recognition criteria above are met.

(iv)	Depreciation

Depreciation of owned assets is charged to the consolidated income statement on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Land is not depreciated. The estimated useful lives are as follows:

Buildings	30 – 40 years
Plant and machinery	3 – 20 years
Dunnage and other	3 – 10 years

Right-of-use assets are depreciated on a straight-line basis over the shorter of its useful life and the lease term. Where the lease contains a transfer of ownership or a purchase option which is reasonably certain to be exercised, the right-of-use asset is depreciated over the useful life of the underlying asset.

Assets’ useful lives and residual values are adjusted, if appropriate, at each balance sheet date.

Joint operation

A joint operation is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights and obligations to the individual assets and liabilities relating to the arrangement. An investment in a joint operation is accounted for by each party recognising its agreed share of interest in any assets, liabilities and related expense or income.

Impairment of non-financial assets

Assets that have an indefinite useful economic life are not subject to amortisation and are tested annually for impairment or whenever indicators suggest that impairment may have occurred. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.

For the purposes of assessing impairment, assets excluding goodwill and long-lived intangible assets, are grouped at the lowest levels at which cash flows are separately identifiable. Goodwill and long-lived intangible assets are allocated to groups of CGUs. The groupings represent the lowest level at which the related assets are monitored for internal management purposes.

Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

The recoverable amount of other assets is the greater of their fair value less costs to dispose and value in use. In assessing fair value less costs to dispose, management uses a market approach, applying a multiple to Adjusted EBITDA for the year ended 31 December 2022. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.

Inventories

Inventories are measured at the lower of cost and net realisable value. The cost of inventories is based on the first-in, first-out basis and includes expenditure incurred in acquiring the inventories and bringing them to their current location and condition. In the case of finished goods and work-in-progress, cost includes direct materials, direct labor and attributable overheads based on normal operating capacity.

Net realisable value is the estimated proceeds of sale less all further costs to completion, and less all costs to be incurred in marketing, selling and distribution.

Spare parts which are deemed to be of a consumable nature, are included within inventories and expensed when utilised.

Equity transactions

(i)	Share repurchases

When shares are repurchased, the amount of consideration paid together with any directly related expense is presented as a deduction of equity within treasury shares until such shares are cancelled, at which time the amount is reclassified from treasury shares to share capital and retained earnings, respectively, with no gain or loss recognition either upon initial repurchase or subsequent cancellation.

(ii)	Preferred shares

Preferred shares are classified as equity, if there are no contractual obligations, to deliver any cash or another financial asset under the respective terms of the instrument. If there is a contractual obligation to deliver cash or another financial asset, the instrument is either a financial liability in its entirety in case of non-discretionary payments for principal and dividends, or a compound interest with a liability and an equity component, if dividend payments are at the full discretion of the Group. See note 17 for further details.

Non-derivative financial instruments

Non-derivative financial instruments comprise trade and other receivables, cash, cash equivalents and restricted cash, borrowings, trade and other payables and the Private and Public Warrants as well as the Earnout Shares (see note 21 for further details). Non-derivative financial instruments are recognised initially at fair value plus any directly attributable transaction costs, except as described below. Subsequent to initial recognition, non-derivative financial instruments are measured as described below.

(i)	Trade and other receivables

Trade and other receivables are recognised initially at the transaction price and are, thereafter measured at amortised cost using the effective interest rate method less any provision for impairment, in accordance with the Group’s held to collect business model. The Group uses estimates based on expected credit losses and current information in determining the level of debts for which a specific allowance for impairment is required. For all other trade receivables, the Group uses an allowance matrix to measure the expected credit loss, based on historical actual credit loss experiences, adjusted for forward-looking information.

(ii)	Securitised assets

The Group has entered into securitisation transactions involving certain of its trade receivables. The securitised assets are recognised on the consolidated statement of financial position, until all of the rights to the cash flows from those assets have expired or have been fully transferred outside the Group, or until substantially all of the related risks, rewards and control of the related assets have been transferred to a third party.

The Group has also entered into a Global Asset Based Loan Facility (“ABL”) involving certain of its trade receivables and inventory. The lenders under the ABL have security over those receivables, inventory and the bank accounts where the associated cash flows are received. The risks, rewards and control of these assets are still retained by the Group and are, therefore, recognised on the statement of financial position.

(iii)	Contract assets

Contract assets represent revenue required to be accelerated or recognised over time, based on production completed in accordance with the Group’s revenue recognition policy (as set out below). A provision for impairment of a contract asset will be recognised using an allowance matrix to measure the expected credit loss, based on historical actual credit loss experiences, adjusted for forward-looking information.

(iv)	Cash, cash equivalents and restricted cash

Cash, cash equivalents and restricted cash include cash on hand and call deposits held with banks and restricted cash. Cash, cash equivalents and restricted cash are carried at amortised cost.

Short term bank deposits of greater than three months’ maturity which do not meet the definition of cash, cash equivalents and restricted cash are classified as financial assets within current assets and stated at amortised cost.

Restricted cash comprises cash held by the Group but which is ring-fenced or used as security for specific financing arrangements, and to which the Group does not have unfettered access. Restricted cash is measured at amortised cost.

(v)	Borrowings (including related party borrowings during the periods prior to the AMP Transfer)

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the Group’s consolidated income statement over the period of the borrowings using the effective interest rate method.

Borrowings are classified as current liabilities unless the Group, has an unconditional right to defer settlement of the liability for at least twelve months after the reporting date.

(vi)	Trade and other payables

Trade and other payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method.

Derivative financial instruments

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value at each reporting date. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The fair values of various derivative instruments used for hedging purposes are disclosed in note 19. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

(i)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in other comprehensive income, allocated between cash flow hedge gains or losses and cost of hedging gains or losses. For cash flow hedges which subsequently result in the recognition of a non-financial asset, the amounts accumulated in the cash flow hedge reserve are reclassified to the asset in order to adjust its carrying value. Amounts accumulated in the cash flow hedge reserve and cost of hedging reserve, or as adjustments to carrying value of non-financial assets, are recycled to the consolidated income statement in the periods when the hedged item will affect profit or loss.

The gain or loss relating to the ineffective portion is recognised immediately in the consolidated income statement. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing at that time remains in equity and is recognised in the consolidated income statement when the forecast cash flow arises. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the consolidated income statement.

(ii)	Net investment hedges

Derivative financial instruments are classified as net investment hedges when they hedge changes in the Group’s net investments in its subsidiaries due to exposure to foreign currency. Net investment hedges are accounted for in a similar manner to cash flow hedges. The gain or loss relating to the ineffective portion of a net investment hedge is recognised immediately in the consolidated income statement within finance income or expense.

Fair value measurement

The Group measures derivative financial instruments and pension assets at fair value at each balance sheet date. Fair value related disclosures for financial instruments and pension assets that are measured at fair value or where fair values are disclosed, are summarised in the following notes:

●	Disclosures of valuation methods, significant estimates and assumptions (notes 19 and 20)
●	Quantitative disclosures of fair value measurement hierarchy (note 19)
●	Financial instruments (including those carried at amortised cost) (note 19)
●	Private and Public Warrants and Earnout Shares (note 21)

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

●	in the principal market for the asset or liability; or
●	in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

Employee benefits

(i)	Defined benefit pension plans

Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognised in the consolidated statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the reporting date less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past service costs and past service credits are recognised immediately in the consolidated income statement.

(ii)	Other long term employee benefits

The Group’s obligations in respect of other long term employee benefit plans represents the amount of future benefit that employees have earned in return for service in the current and prior periods for post-retirement medical schemes, partial retirement contracts and long service awards. These are included in the category of employee benefit obligations on the consolidated statement of financial position. The obligation is computed on the basis of the projected unit credit method and is discounted to present value using a discount rate equating to the market yield at the reporting date on high quality corporate bonds of a currency and term consistent with the currency and estimated term of the obligations. Actuarial gains and losses are recognised in full in the Group’s consolidated statement of comprehensive income in the period in which they arise.

(iii)	Defined contribution plans

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The contributions are recognised as employee benefit expense when they are due.

Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

Revenue recognition

Our products include metal containers primarily for the beverage markets with consumer-driven demand. In addition to metal containers, the Group manufactures and supplies a wide range of can ends. Containers and ends are usually distinct items and can be sold separately from each other. A significant portion of our sales volumes are supplied under contracts which include input cost pass-through provisions.

The Group usually enters into framework agreements with its customers, which establish the terms under which individual orders to purchase goods or services may be placed. As the framework agreements do not identify each party’s rights regarding the goods or services to be transferred, they do not create enforceable rights and obligations on a stand-alone basis. Therefore, the Group has concluded that only individual purchase orders create enforceable rights and obligations and meet the definition of a contract. The individual purchase orders have, in general, a duration of one year or less and, as such, the Group does not disclose any information about remaining performance obligations under these contracts. The payment terms of the Group are in line with customary business practice, which can vary by customer and region. The Group has availed of the practical expedient from considering the existence of a significant financing component as, based on past experience, we expect that, at contract inception, the period between when a promised good is transferred to the customer and when the customer pays for that good will be one year or less.

Revenue is recognised when control of a good or service has transferred to the customer. For certain contracts, the Group manufactures products for customers that have no alternative use and for which the Group has an enforceable right to payment for production completed to date. The Group has concluded that it has such enforceable right to payment plus a reasonable margin once it receives an individual purchase order. Therefore, for such products that have no alternative use and where an enforceable right to payment exists, the Group will recognise revenue over time based on the units produced output method such that a portion of revenue, net of any related estimated rebates and cash discounts, excluding sales or value added tax, will be recognised prior to the dispatch of goods as the Group satisfies the contractual performance obligations for those contracts. For all other contracts, the Group will continue to recognise revenue primarily on dispatch of the goods, net of any related customer rebates and cash discounts, excluding sales and value added taxes.

The Group often sells products with rebates and cash discounts based on cumulative sales over a period. Such rebate and cash discount consideration is only recognised when it is highly probable that it will not be subsequently reversed and is recognised using the most likely amount depending on the individual contractual terms.

Exceptional items

The Group’s consolidated income statement, cash flow and segmental analysis separately identify results before specific items. Specific items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence to provide additional information. Such items include, where significant, restructuring, redundancy and other costs relating to permanent capacity realignment or footprint reorganisation, directly attributable acquisition costs and acquisition integration costs, and other transaction-related costs, profit or loss on disposal or termination of operations, start-up costs incurred in relation to and associated with plant builds, significant new line investments, major litigation costs and settlements and impairments of non-current assets. In this regard the determination of “significant” as included in our definition uses qualitative and quantitative factors. Judgment is used by the Group in assessing the particular items, which by virtue of their scale and nature, are disclosed in the Group’s consolidated income statement, and related notes as exceptional items. Management considers columnar presentation to be appropriate in the consolidated income statement as it provides useful additional information and is consistent with the way that financial performance is measured by management and presented to the Board. Exceptional restructuring costs are classified as restructuring provisions and all other exceptional costs when outstanding at the balance sheet date are classified as exceptional items payable.

Net finance expense

Periods prior to the AMP Transfer

Net finance expense comprises interest expense on related party borrowings, interest costs on leases, net foreign currency translation gains or losses related to financing, net interest cost on net pension plan liabilities, ineffective portions of derivative instruments designated as hedging instruments, losses on derivative instruments that are not designated as hedging instruments and are recognised in profit or loss, and other finance expense.

The AMP Business capitalises borrowing costs directly attributable to the acquisition, construction or production of manufacturing plants that require a substantial period of time to build that would have been avoided if the expenditure on the qualifying asset had not been made.

Periods after the AMP Transfer

Finance income comprises interest income on funds invested, gains on disposal of financial assets, ineffective portions of derivative instruments designated as hedging instruments and gains on derivative instruments that are not designated as hedging instruments and are recognised in profit or loss.

Finance expense comprises interest expense on borrowings (including amortisation of deferred debt issuance costs), related party borrowings, interest cost on leases, certain net foreign currency translation related to financing, net interest cost on net pension plan liabilities, losses on extinguishment of borrowings, ineffective portions of derivative instruments designated as hedging instruments, losses on derivative instruments that are not designated as hedging instruments and are recognised in profit or loss, and other finance expense.

The Group capitalises borrowing costs directly attributable to the acquisition, construction or production of manufacturing plants that require a substantial period of time to build that would have been avoided if the expenditure on the qualifying asset had not been made.

Costs related to the issuance of new debt are deferred and amortised within finance expense over the expected terms of the related debt agreements by using the effective interest rate method.

Income tax

Periods prior to the AMP Transfer

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the consolidated income statement except to the extent that it relates to items recognised in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are generally not recognised if they arise from the initial recognition of goodwill and deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the AMP Business and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Differences between the tax charges and credits in the consolidated financial statements and the tax charges and credits in the historical records of the AMP Business are included as offset in invested capital.

Periods after the AMP Transfer

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the consolidated income statement except to the extent that it relates to items recognised in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are generally not recognised if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Segment reporting

Periods prior to the AMP Transfer

As described in note 1, the AMP Business has not historically operated as a separate stand-alone group and has been managed centrally by Ardagh. For the purposes of these consolidated financial statements, the AMP Business has two operating and reporting segments: Europe and Americas, with internal reporting provided on this basis to the Executive Committee of Ardagh, being its Chief Operating Decision Maker (“CODM”). The internal information supporting this segmental organisation is used by the CODM to allocate resources and assess segmental performance.

Periods after the AMP Transfer

The Board and Chief Financial Officer have been identified as the CODM for the Group.

Operating segments are identified on the basis of the internal reporting regularly provided to the Board in order to allocate resources to the segment and assess its performance.

Critical accounting estimates, assumptions and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. Please refer to the basis of preparation for details of the critical accounting estimates, assumptions and judgments exercised in preparing the combined financial statements.

(i)	Income taxes

The Group is subject to income taxes in numerous jurisdictions and judgment is therefore required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.  Where uncertain tax treatments exist, the Group assesses whether it is probable that a tax authority will accept the uncertain tax treatment applied or proposed to be applied in its income tax filings. The Group assesses for each uncertain tax treatment whether it should be considered independently or whether some tax treatments should be considered together based on what the Group believes provides a better prediction of the resolution of the uncertainty. The Group considers whether it is probable that the relevant authority will accept each uncertain tax treatment, or group of uncertain tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so.

The Group measures tax uncertainties using its best estimate of likely outcomes. This estimate relies on estimates and assumptions and may involve judgments about future events.

Corporate activity including acquisitions, disposals and reorganisations often create tax uncertainties. The Group has determined, with the benefit of opinions from external tax advisors and legal counsel, where appropriate, that it has provided for all taxation liabilities that are probable to arise from such activities.

New information may become available that causes the Group to change its judgment regarding the adequacy of existing tax liabilities.  Such changes could result in incremental tax liabilities which could have a material effect on cash flows, financial condition and results of operations.

Where the final tax outcome of these matters is different from the amounts that were originally estimated such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(ii)	Measurement of employee benefit obligations

The Group follows guidance of IAS 19 (R) to determine the present value of its obligations to current and past employees in respect of defined benefit pension obligations, other long term employee benefits, and other end of service employee benefits which are subject to similar fluctuations in value in the long term. The Group values its liabilities, with the assistance of professional actuaries, to ensure consistency in the quality of the key assumptions underlying the valuations. The critical assumptions and estimates applied are discussed in detail in note 20.

(iii)	Exceptional items

The consolidated income statement and segment analysis separately identify results before exceptional items. Exceptional items are those that in our judgment need to be disclosed by virtue of their size, nature or incidence.

The Group believes that this presentation provides additional analysis as it highlights exceptional items. The determination of “significant” as included in our definition uses qualitative and quantitative factors which remain consistent from period to period. Management uses judgment in assessing the particular items, which by virtue of their scale and nature, are disclosed in the consolidated income statement and related notes as exceptional items. Management considers the consolidated income statement presentation of exceptional items to be appropriate as it provides useful additional information and is consistent with the way that financial information is measured by management and presented to the Board. In that regard, management believes it to be consistent with paragraph 85 of IAS 1 “Presentation of financial statements” (“IAS 1”), which permits the inclusion of line items and subtotals that improve the understanding of performance.

(iv) Business combinations, goodwill and similar transactions (for the periods after the AMP Transfer)

For each transaction the Group will assess the accounting acquirer and acquiree and whether those parties meet the definition of a business under IFRS 3, which could involve significant judgments depending on the structure of the transaction.

Goodwill only arises in business combinations, where both parties meet the definition of a business. The amount of goodwill initially recognised is dependent on the allocation of the purchase price to the fair value of the identifiable assets acquired and the liabilities assumed. The determination of the fair value of the assets and liabilities is based, to a considerable extent, on management’s judgment, with the assistance of third-party experts. Allocation of the purchase price affects the results of the Group as finite lived intangible assets are amortised, whereas indefinite lived intangible assets, including goodwill, are not amortised and could result in differing amortisation charges based on the allocation to indefinite lived and finite lived intangible assets.

A transaction, where the accounting acquiree does not meet the definition of a business, is not a business combination under IFRS 3, but could be an asset acquisition or a share-based payment transaction under IFRS 2. In the latter case, the difference in the fair value of consideration given by the acquirer over the fair value of identifiable net assets of the acquiree represents a service and is accounted for as a share-based payment expense. In order to estimate such fair values management might need to apply a significant amount of judgment in respect of key assumptions underlying such calculations, as outlined in more detail in note 21 for the Private Warrants.

(v) Valuation of Earnout Shares resulting from the AMP Transfer

The Group follows the guidance of IAS 32 (Financial Instruments Presentation) in accounting for the Earnout Shares. The Earnout Shares are recorded as a financial liability and measured at fair value. The key data inputs into the valuation are volatility, dividend yield, share price hurdles, share price, and risk-free rate. Volatility is the significant assumption in the valuation of the Earnout Shares as it is not directly market observable and there is estimation uncertainty involved in determining the assumed volatility. The critical assumptions and estimates applied are discussed in detail in note 21.

4.  Segment analysis

The Group’s two operating and reportable segments, Europe and Americas, reflect the basis on which the Group’s performance is reviewed by Management and presented to the CODM.

Performance of the Group is assessed based on Adjusted EBITDA. Adjusted EBITDA is the profit or loss for the period before income tax charge or credit, net finance expense, depreciation and amortisation and exceptional operating items. Other items are not allocated to segments, as these are reviewed by the CODM on a group-wide basis. Segmental revenues are derived from sales to external customers. Inter-segment revenue is not material.

Reconciliation of profit/(loss) for the year to Adjusted EBITDA

	Year ended 31 December
	2022	2021
	$’m	$’m
Profit/(loss) for the year	237	(210)
Income tax charge (note 7)	19	22
Net finance (income)/expense (note 6)	(80)	235
Depreciation and amortisation (notes 10, 11)	359	343
Exceptional operating items (note 5)	90	272
Adjusted EBITDA	625	662

The segment results for the year ended 31 December 2022 are:

	Europe	Americas	Total
	$’m	$’m	$’m
Revenue	1,963	2,726	4,689
Adjusted EBITDA	200	425	625
Capital expenditure	213	382	595
Segment assets	2,754	3,111	5,865

The segment results for the year ended 31 December 2021 are:

	Europe	Americas	Total
	$’m	$’m	$’m
Revenue	1,838	2,217	4,055
Adjusted EBITDA	281	381	662
Capital expenditure	190	496	686
Segment assets	2,785	2,540	5,325

One customer accounted for greater than 10% of total revenue in 2022 (2021: one).

Capital expenditure is the sum of purchases of property, plant and equipment and software and other intangibles, net of proceeds from disposal of property, plant and equipment, as per the consolidated statement of cash flows.

Segment assets consist of intangible assets, property, plant and equipment, derivative financial instrument assets, deferred tax assets, other non-current assets, employee benefit assets, inventories, contract assets, trade and other receivables and cash, cash equivalents and restricted cash. The accounting policies of the segments are the same as those in the consolidated financial statements of the Group as set out in note 3.

Total revenue from the Group in countries which account for more than 10% of total revenue, in the current or prior years presented, are as follows:

	Year ended 31 December
	2022	2021
Revenue	$’m	$’m
U.S.	2,181	1,727
U.K	385	396
Brazil	549	439

The revenue above is attributed to countries on a destination basis.

Non-current assets, excluding derivative financial instruments, taxes, pensions and goodwill arising on acquisitions in countries which account for more than 10% of non-current assets are the U.S. 44% (2021: 39%), Germany 12% (2021: 13%) and Brazil 15% (2021: 13%).

The Company is domiciled in Luxembourg. During the year the Group had revenues of $nil (2021: $nil) with customers in Luxembourg. Non-current assets located in Luxembourg were $nil (2021: $nil).

Within each reportable segment our respective packaging containers have similar production processes and classes of customers. Further, they have similar economic characteristics, as evidenced by similar profit margins, similar degrees of risk and similar opportunities for growth. Based on the foregoing, we do not consider that they constitute separate product lines and therefore additional disclosures relating to product lines is not necessary.

Disaggregation of revenue

The following illustrates the disaggregation of revenue by destination for the year ended 31 December 2022:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	1,937	10	16	1,963
Americas	–	2,178	548	2,726
Group	1,937	2,188	564	4,689

The following illustrates the disaggregation of revenue by destination for the year ended 31 December 2021:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	1,824	5	9	1,838
Americas	1	1,772	444	2,217
Group	1,825	1,777	453	4,055

The following illustrates the disaggregation of revenue based on the timing of transfer of goods and services:

	Year ended 31 December
	2022	2021
	$’m	$’m
Over time	3,747	3,160
Point in time	942	895
Total	4,689	4,055

5.  Exceptional items

	Year ended 31 December
	2022	2021
	$’m	$’m
Start-up related and other costs	67	30
Exceptional items – cost of sales	67	30
Transaction-related and other costs	23	242
Exceptional items – SG&A expenses	23	242
Exceptional finance (income)/expense	(218)	57
Exceptional items – finance (income)/expense	(218)	57
Exceptional income tax credit (note 7)	(17)	(17)
Total exceptional items, net of tax	(145)	312

Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence.

2022

Exceptional items of $145 million have been recognised for the year ended 31 December 2022, primarily comprising:

●	$67 million start-up related and other costs in the Americas ($40 million) and in Europe ($27 million), primarily relating to the Group’s investment programs.
●	$23 million transaction-related and other costs, primarily comprised of $14 million of professional advisory fees and other costs in relation to transformation initiatives, and $9 million of foreign currency translation losses relating to the exceptional cost of hedging activities in the Americas.
●	$218 million net exceptional finance income primarily relates to a gain on movements in the fair market values of $242 million on the Earnout Shares, Public Warrants and Private Warrants, partly offset by a foreign currency loss of $22 million thereon.
●	$17 million from tax credits relating to the above exceptional items.

2021

Exceptional items of $312 million have been recognised for the year ended 31 December 2021, primarily comprising:

●	$30 million start-up related costs in the Americas ($21 million) and Europe ($9 million), relating to the Group’s investment programs.
●	$242 million transaction-related and other costs, primarily comprised of an expense of $205 million relating to the service for the listing of the Ordinary Shares upon the completion of the Business Combination on 4 August 2021 and $41 million of professional advisory fees in relation to the Business Combination and transactions and other costs related to transformation initiatives, partly offset by a $4 million credit related to a loan forgiven with respect to the U.S. pension plan.
●	$57 million exceptional finance expense comprised of a charge of $52 million from AGSA for redemption premiums and issuance costs on related party borrowings in conjunction with the AMP Transfer, $5 million interest payable on the AMP Notes Issuance in March 2021 related to the period prior to completion of the AMP Transfer on 1 April 2021 and a net $13 million foreign currency loss on the Earnout Shares and Public and Private Warrants, partly offset by a foreign currency translation gain of $13 million on the Promissory Note issued by the Company to AGSA as part of the consideration in connection with the Business Combination.
●	$17 million from tax credits relating to the above exceptional items.

6.  Net finance expense

	Year ended 31 December
	2022	2021
	$’m	$’m
Senior Secured Green and Senior Green Notes	113	72
Interest on related party borrowings	—	43
Net pension interest cost (note 20)	3	3
Foreign currency translation losses	3	49
Other net finance expense	19	11
Net finance expense before exceptional items	138	178
Exceptional finance (income)/expense (note 5)	(218)	57
Net finance (income)/expense	(80)	235

During the year ended 31 December 2022 the total amount of interest paid to related parties was $nil (2021: $43 million).

During the year ended 31 December 2022, the Group recognised $12 million (2021: $8 million) related to lease liabilities within other finance expense and interest paid in cash used in operating activities.

7.  Income tax

	Year ended 31 December
	2022	2021
	$’m	$’m
Current tax:
Current tax for the year	32	17
Adjustments in respect of prior years	2	(3)
Total current tax	34	14
Deferred tax:
Deferred tax for the year	(14)	4
Adjustments in respect of prior years	(1)	4
Total deferred tax	(15)	8
Income tax charge	19	22

Reconciliation of income tax charge and the profit/(loss) before tax multiplied by the domestic tax rate of the Group for 2022 and 2021 is as follows:

	Year ended 31 December
	2022	2021
	$’m	$’m
Profit/(loss) before tax	256	(188)
Profit/(loss) before tax multiplied by the standard rate of Luxembourg corporation tax: 24.94% (2021: 24.94%)	64	(47)
Tax losses for which no deferred income tax asset was recognised	14	3
Re-measurement of deferred taxes	—	9
Adjustment in respect of prior years	1	1
Income subject to state and other local income taxes	8	9
Income taxed at rates other than standard tax rates	(59)	11
Non-deductible items	3	39
Other	(12)	(3)
Income tax charge	19	22

The total income tax charge outlined above for each year includes tax credits of $17 million in 2022 (2021: $17 million) in respect of exceptional items, being the tax effect of the items set out in note 5.

Tax losses for which no deferred income tax asset was recognised relates to net operating losses and the carry-forward of interest expense in certain jurisdictions for the year ended 31 December 2022. Re-measurement of deferred taxes for the year ended 31 December 2021 relates to the impact of the substantially enacted change in rate of corporation tax in the United Kingdom. Income taxed at non-standard rates takes account of foreign tax rate differences (versus the Luxembourg standard 24.94% rate) on earnings and includes the non-taxable gain on movements in the fair market values on the Earnout Shares, Public Warrants and Private Warrants for the year ended 31 December 2022.

Non-deductible items includes transaction related and other costs attributable to the completion of the Business Combination for the year ended 31 December 2021.

The Group is monitoring the progress of the recent OECD announcements in relation to a two-pillar solution to reform the global corporate international tax system, commonly referred to as the Base Erosion and Profit Shifting 2.0 project (“BEPS 2.0”). While further clarity is required on how the OECD model rules are to be interpreted and implemented, the proposals are not expected to have a material impact on the effective tax rate of the Group.

8. Earnings per share

Basic earnings per share is calculated by dividing the profit/(loss) attributable to equity holders by the weighted average number of shares outstanding during the period.

The following table reflects the income statement profit/(loss) and share data used in the basic EPS calculations:

	31 December
	2022	2021 (i)
	$'m	$'m
Profit/(loss) attributable to equity holders as presented in the income statement	237	(210)
Less: Dividends on preferred shares (see note 25)	(11)	–
Profit/(loss) attributable to equity holders used in calculating earnings per share	226	(210)
Weighted average number of ordinary shares for EPS (millions) (ii)	601.0	538.8
Earnings/(loss) per share	$0.38	$(0.39)

Diluted earnings per share is consistent with basic earnings per share, as there are no dilutive potential shares during the periods presented above.

(i) In advance of the completion of the Business Combination, on 4 August 2021, 493,763,520 ordinary shares of the Company, with a par value €0.01 per share, were issued to AGSA. Upon completion of the Business Combination, a further 109,519,577 ordinary shares of the Company, with a par value of €0.01, were issued to remaining shareholders. The share issuances prior to and upon completion of the Business Combination have been utilised in the calculation of the weighted average number of ordinary shares for the year ended 31 December 2021.

(ii) The weighted average number of ordinary shares included in the computation of basic and diluted earnings per share has been adjusted to exclude ordinary shares repurchased and held by the Company as treasury shares. The number of ordinary shares so held at the balance sheet date is detailed in note 17.

Please refer to note 17 for any details of transactions involving ordinary shares for the years ended 31 December 2022 and 31 December 2021.

There have been no material transactions involving common shares or potential ordinary shares between the reporting date and the authorisation of these financial statements.

9.  Employee costs

	Year ended 31 December
	2022	2021
	$’m	$’m
Wages and salaries	334	345
Social security costs	91	82
Defined benefit plan pension costs (note 20)	13	12
Defined contribution plan pension costs (note 20)	17	17
Group employee costs	455	456

	At 31 December
Employees	2022	2021
Europe	3,420	3,196
Americas	2,899	2,565
Group	6,319	5,761

Fees paid to Auditor

	Year ended 31 December
	2022	2021
	$'m	$'m
Audit services fees	5	4
Audit-related services fees	1	1
Tax services fees	—	1
Total	6	6

10.  Intangible assets

		Customer	Technology
	Goodwill	relationships	and other	Software	Total
	$’m	$’m	$’m	$’m	$’m

Cost
At 1 January 2021	1,055	1,464	42	28	2,589
Additions	—	—	6	2	8
Acquisition	3	—	—	—	3
Transfers	—	—	(2)	2	—
Disposal	—	—	(2)	(1)	(3)
Exchange	(48)	(64)	(2)	—	(114)
At 31 December 2021	1,010	1,400	42	31	2,483
Amortisation
At 1 January 2021		(654)	(34)	(17)	(705)
Charge for the year		(143)	(4)	(4)	(151)
Exchange		33	1	1	35
At 31 December 2021		(764)	(37)	(20)	(821)
Net book value
At 31 December 2021	1,010	636	5	11	1,662

Cost
At 1 January 2022	1,010	1,400	42	31	2,483
Additions	—	—	10	1	11
Acquisition	(1)	2	—	—	1
Transfers	—	—	(5)	5	—
Exchange	(33)	(64)	(2)	(1)	(100)
At 31 December 2022	976	1,338	45	36	2,395
Amortisation
At 1 January 2022		(764)	(37)	(20)	(821)
Charge for the year		(133)	(1)	(4)	(138)
Exchange		35	1	1	37
At 31 December 2022		(862)	(37)	(23)	(922)
Net book value
At 31 December 2022	976	476	8	13	1,473

Amortisation expense of $138 million (2021: $151 million) has been charged to the consolidated income statement of the Group in respect of continuing operations.

In 2022, AGSA and AMPSA signed a letter agreement for the development and acquisition of joint information technology assets (both hardware and software) which are operated for the mutual benefit of both parties (the “Joint IT Assets”). This letter agreement requires the consent of both parties for all activities that significantly affect the returns from the Joint IT Assets and unless otherwise agreed by the parties in writing, the agreement provides that rights, title and interest in any Joint IT Assets, shall be divided in agreed proportions. Costs in both the development and operation of the Joint IT Assets will be borne by both parties, in accordance with each party’s ownership share. In the year ended 31 December 2022,

AMPSA capitalised costs associated with the development of the Joint IT Assets of approximately $5 million. The Joint IT Asset agreement is accounted for as a joint operation.

Impairment

The Group has considered the carrying value of the Group’s intangible assets (excluding goodwill) and assessed for indicators of impairment at 31 December 2022 in accordance with IAS 36. No such indicators of impairment were identified. The Group has concluded that the potential impact of climate change does not have a significant impact on the carrying value or remaining useful lives of the intangible assets of the Group at 31 December 2022.

Goodwill

Allocation of goodwill

Goodwill that originated from the acquisition of the Group by Ardagh has been allocated to CGUs that are expected to benefit from synergies arising from that combination. The groupings represent the lowest level at which the related goodwill is monitored for internal management purposes.

The lowest level within the Group at which the goodwill is monitored for internal management purposes and consequently the groups of CGUs to which goodwill is allocated and tested for impairment, is set out below:

	At 31 December
	2022	2021
	$’m	$’m
Europe	537	570
Americas	439	440
Total goodwill	976	1,010

Impairment tests for goodwill

The Group performs its impairment test of goodwill annually or whenever indicators suggest that impairment may have occurred.

Recoverable amount and carrying amount

The Group uses the fair value less costs of disposal (“FVLCD”) model for the purposes of its annual goodwill impairment testing.

In assessing FVLCD, we have used a market approach, which includes, as a key assumption, a multiple to Adjusted EBITDA for the year ended 31 December 2022. The multiple used is based on both AMP and comparable companies’ equity valuations and was further adjusted for selling costs. The valuation is considered to be level 2 in the fair value hierarchy.

A sensitivity analysis was performed reflecting reasonably possible potential variations in the applied Adjusted EBITDA multiple. If the multiple which was applied to the Adjusted EBITDA for the year ended 31 December 2022, was reduced by 1x, the recoverable amounts calculated for the Europe and Americas groups of CGUs are still significantly in excess of the carrying values of the Europe and Americas groups of CGUs. As a result of the significant excess of recoverable amount, we consider that completing the calculation of the recoverable amount of the Europe and Americas groups of CGUs using a value in use (“VIU”) model or providing additional disclosures under IAS36 are not required.

For the year ended 31 December 2021, the Group used the VIU model for the purposes of goodwill impairment testing. A sensitivity analysis was performed reflecting reasonably possible potential variations in the key assumptions used. In all cases the recoverable values calculated were significantly in excess of the carrying values of the groups of CGUs.

11.  Property, plant and equipment

		Plant,
	Land and	machinery	Dunnage
	buildings	and other	and other	Total
	$’m	$’m	$’m	$’m
Cost
At January 1, 2021	386	1,298	126	1,810
Additions	74	744	21	839
Acquisition	1	7	—	8
Disposals	(7)	(11)	(5)	(23)
Exchange	(15)	(48)	(4)	(67)
At 31 December 2021	439	1,990	138	2,567
Depreciation
At January 1, 2021	(112)	(410)	(56)	(578)
Charge for the year	(47)	(129)	(16)	(192)
Disposals	5	11	4	20
Exchange	6	16	3	25
At 31 December 2021	(148)	(512)	(65)	(725)
Net book value
At 31 December 2021	291	1,478	73	1,842
Cost
At January 1, 2022	439	1,990	138	2,567
Additions	266	506	52	824
Disposals	(17)	(30)	(2)	(49)
Exchange	(15)	(56)	(5)	(76)
At 31 December 2022	673	2,410	183	3,266
Depreciation
At January 1, 2022	(148)	(512)	(65)	(725)
Charge for the year	(57)	(139)	(25)	(221)
Disposals	14	28	2	44
Exchange	6	16	4	26
At 31 December 2022	(185)	(607)	(84)	(876)
Net book value
At 31 December 2022	488	1,803	99	2,390

Depreciation expense of $206 million (2021: $181 million) has been charged in cost of sales and $15 million (2021: $11 million) in sales, general and administration expenses.

Construction in progress at 31 December 2022 was $631 million (2021: $634 million).

Included in property, plant and equipment is an amount for land of $47 million (2021: $49 million).

Substantially all of the Group’s property, plant and equipment is pledged as security under the terms and conditions of the Group’s financing arrangements. No interest was capitalised in the year (2021: $nil).

Impairment

The Group has considered the carrying value of the property, plant and equipment of the Group and assessed the indicators of impairment at 31 December 2022 in accordance with IAS 36. No such indicators of impairment were identified. The Group has concluded that the potential impact of climate change does not have a significant impact on the carrying value or remaining useful lives of the property, plant and equipment of the Group at 31 December 2022.

Right of Use assets — Net Book Value, depreciation and variable lease expense

The following right-of-use assets were included in property, plant and equipment:

		Plant,	Dunnage
	Land and	machinery	and
	buildings	and other	other	Total
Net book value At 31 December	$’m	$’m	$’m	$’m
2022	126	164	37	327
2021	71	67	41	179

The increase in the net book value of the right-of use assets at 31 December 2022 to $327 million (2021: $179 million) is primarily the result of total additions to the right-of-use assets of $211 million (2021: $103 million) and total right-of-use assets acquired of $nil (2021: $1 million), offset by a depreciation charge of $57 million (2021: $46 million), comprised of Land and buildings: $41 million (2021: $34 million); Plant and machinery: $10 million (2021: $6 million), and Dunnage and other: $6 million (2021: $6 million) and exchange losses, all during the year ended 31 December 2022.

The Group incurred variable lease expense of $38 million for the year ended 31 December 2022 (2021: $35 million) primarily related to warehouse leases.

Capital commitments

The following capital commitments in relation to property, plant and equipment were authorised by management, but have not been provided for in the consolidated financial statements:

	At 31 December
	2022	2021
	$’m	$’m
Contracted for	303	452
Not contracted for	98	181
	401	633

12.  Deferred tax

The movement in deferred tax assets and liabilities during the year was as follows:

	Assets	Liabilities	Total
	$’m	$’m	$’m
At 1 January 2021	135	(250)	(115)
Credited/(charged) to the income statement (note 7)	14	(22)	(8)
Charged to other comprehensive income	(5)	(12)	(17)
Exchange	(6)	10	4
At 31 December 2021	138	(274)	(136)
Credited/(charged) to the income statement (note 7)	36	(21)	15
(Charged)/credited to other comprehensive income	(21)	25	4
Exchange	(4)	17	13
At 31 December 2022	149	(253)	(104)

The components of deferred tax assets and liabilities are as follows:

	At 31 December
	2022	2021
	$’m	$’m
Tax losses	25	10
Employee benefit obligations	18	40
Depreciation timing differences	51	54
Provisions	32	23
Other	23	11
	149	138
Available for offset	(95)	(67)
Deferred tax assets	54	71
Intangible assets	(108)	(128)
Accelerated depreciation and other fair value adjustments	(123)	(96)
Other	(22)	(50)
	(253)	(274)
Available for offset	95	67
Deferred tax liabilities	(158)	(207)

The tax credit recognised in the consolidated income statement is analysed as follows:

	Year ended 31 December
	2022	2021
	$’m	$’m
Tax losses	15	7
Employee benefit obligations	3	2
Depreciation timing differences	(1)	4
Provisions	8	2
Other deferred tax assets	11	(1)
Intangible assets	13	22
Accelerated depreciation and other fair value adjustments	(29)	(31)
Other deferred tax liabilities	(5)	(13)
	15	(8)

Deferred tax assets are only recognised on tax loss carry forwards to the extent that the realisation of the related tax benefit through future taxable profits is probable based on management’s forecasts. The Group did not recognise deferred tax assets of $17 million (2021: $4 million) in respect of tax losses amounting to $120 million (2021: $14 million) that can be carried forward against future taxable income due to uncertainty regarding their utilisation.

No provision has been made for temporary differences applicable to investments in subsidiaries as the Group is in a position to control the timing of reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Given that exemptions and tax credits would be available in the context of the Group’s investments in subsidiaries in the majority of jurisdictions in which it operates, the aggregate amount of temporary differences in respect of which deferred tax liabilities have not been recognised would not be material.

13.  Inventories

	At 31 December
	2022	2021
	$’m	$’m
Raw materials and consumables	347	268
Work-in-progress	6	6
Finished goods	214	133
	567	407

Certain inventories held by the Group have been pledged as security under the Group’s ABL (note 19). There were no drawings under such facility at 31 December 2022 (2021: nil).

The amounts recognised as a write down in inventories or as a reversal of a write down for the year ended 31 December 2022 were not material (2021: not material).

At 31 December 2022, the hedging gain included in the carrying value of inventories, which will be recognised in the income statement when the related finished goods have been sold is $1 million (2021: $14 million).

14.  Trade and other receivables

		At 31 December
		2022	2021
	Note	$’m	$’m
Trade receivables		333	334
Other receivables and prepayments		175	167
Related party receivables	26	1	11
		509	512

The fair values of trade and other receivables approximate the amounts shown above.

Movements on the provisions for impairment of trade receivables are as follows:

	2022	2021
	$'m	$'m
At 1 January	7	8
Provision for receivables impairment	4	—
Receivables written off during the year as uncollectible	—	(1)
Net remeasurement of loss allowance	(7)	—
At 31 December	4	7

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable set out above.

Provisions against specific balances

Significant balances are assessed for evidence of increased credit risk. Examples of factors considered are high probability of bankruptcy, breaches of contract or major concession being sought by the customer. Instances of significant single customer related bad debts are rare.

Providing against the remaining population of customers

The Group monitors actual historical credit losses and adjusts for forward-looking information to measure the level of expected losses. Adverse changes in the payment status of customers of the Group, or national or local economic conditions that correlate with defaults on receivables owing to the Group, may also provide a basis for an increase in the level of provision above historic loss experience.

At 31 December 2022, trade receivables of $11 million (2021: $18 million) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The aging analysis of these trade receivables is as follows:

	At 31 December
	2022	2021
	$'m	$'m
Up to three months past due	3	15
Three to six months past due	1	1
Over six months past due	7	2
	11	18

Receivables Factoring and Related Programs

The Group participates in several uncommitted accounts receivable factoring and related programs with various financial institutions for certain receivables. Such programs are accounted for as true sales of receivables, as they are either without recourse to the Group or transfer substantially all the risk and rewards to the financial institutions. Receivables of $530 million were sold under these programs at 31 December 2022 (31 December 2021: $456 million).

15.  Contract assets

The following table provides information about significant changes in contract assets:

	2022	2021
	$’m	$’m
At 1 January	182	139
Transfers from contract assets recognised at beginning of year to receivables	(176)	(137)
Increases as a result of new contract assets recognised during the year	229	185
Other (including exchange)	4	(5)
Balance as at 31 December	239	182

16.  Cash, cash equivalents and restricted cash

	At 31 December
	2022	2021
	$’m	$’m
Cash at bank and in hand	469	432
Short term bank deposits	81	28
Restricted cash	5	3
	555	463

17.  Equity share capital and share premium

Issued and fully paid shares:

	Total shares (par value €0.01)	Share capital	Share premium
	(million)	$'m	$'m
At 31 December 2021	603	7	5,992
Preferred shares issued *	–	260	(3)
Cancellation of ordinary shares	(6)	–	–
At 31 December 2022	597	267	5,989

The authorised share capital of the Company is set at one billion Euro and zero Cents (EUR 1,000,000,000), divided into up to one hundred billion (100,000,000,000) shares (the “Shares”) represented by Ordinary Shares and Preferred Shares.

* On 8 July 2022, the Company issued 56,306,306 non-convertible, non-voting 9% cumulative preferred shares of nominal value of €4.44 per preferred share to Ardagh for €250 million (approximately $260 million). The preferred shares are perpetual instruments with no fixed term and are only redeemable at the sole discretion of the Company. The preferred shares provide for annual cumulative dividends that may accumulate indefinitely if not declared. Redemption of the preferred shares at par plus unpaid dividends, as well as the payment of dividends on the preferred shares are entirely at the discretion of the Company, and have therefore been classified as equity. Transaction costs of $3 million related to the issuance of the preferred shares are included in share premium.

For the year ended 31 December 2022, the Company repurchased a total of 5,768,638 ordinary shares (31 December 2021: nil ordinary shares) returning $35 million to shareholders. The amount paid to repurchase these shares was initially recognised as a deduction of equity within treasury shares, together with any directly related expense. Upon cancellation of all the repurchased ordinary shares for the year ended 31 December 2022, the amount paid to repurchase these shares was transferred to retained earnings.

There were no other material share transactions for the year ended 31 December 2022.

18.  Financial risk factors

The Group’s activities expose it to a variety of financial risks: capital risk, interest rate, currency exchange risk, commodity price risk, credit risk and liquidity risk.

Capital structure and risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern and provide returns to its shareholders. The Group funds its operations primarily from the following sources of capital: borrowings, cash flow and shareholders’ capital. The Group aims to achieve a capital structure that results in an appropriate cost of capital to accommodate material investments or acquisitions, while providing flexibility in short and medium term funding. The Group also aims to maintain a strong balance sheet and to provide continuity of financing by having a range of maturities and borrowing from a variety of sources.

The Group’s overall treasury objectives are to ensure sufficient funds are available for the Group to carry out its strategy and to manage certain financial risks to which the Group is exposed, details of which are provided below. The finance committee of the Board (the “Finance Committee”) reviews and monitors the capital structure, financial policies and treasury function of the Company in addition to advising the Board on whether to approve financing agreements or arrangements.

Financial risks are managed on the advice of Group Treasury and senior management in conjunction with the Finance Committee. The Group does not permit the use of treasury instruments for speculative purposes, under any circumstances. Group Treasury regularly reviews the level of cash and debt facilities required to fund the Group’s activities, plans for repayment and refinancing of debt, and identifies an appropriate amount of headroom to provide a reserve against unexpected funding requirements.

The Group’s long-term liquidity needs primarily relate to the Group’s growth investment program and the servicing of our debt obligations. We expect to satisfy our future long-term liquidity needs through a combination of cash flow generated from operations and, where appropriate, to raise additional financing and to refinance our debt obligations in advance of their respective maturity. The Group generates substantial cash flow from our operations on an annual basis. The Group had $555 million (2021: $463 million) in cash, cash equivalents and restricted cash at 31 December 2022, as well as available but undrawn liquidity of $415 million (2021: $325 million) under its credit facilities.

Additionally, financial instruments, including derivative financial instruments, are used to hedge exposure to interest rate, currency exchange risk and commodity price risk.

One of the Group’s key metrics is the ratio of consolidated external net debt as a multiple of Adjusted EBITDA. Adjusted EBITDA is the profit or loss for the period before income tax charge or credit, net finance expense, depreciation and amortisation and exceptional operating items. As at 31 December 2022 the ratio was 4.86x (2021: 3.66x).

Interest rate risk

At 31 December 2022, the Group’s Senior Secured Green and Senior Green Notes were 100% (2021: 100%) fixed, with a weighted average interest rate of 3.8% (2021: 3.3%). As a result, interest rate movements would not have a material impact on either the profit or loss or shareholders equity.

Currency exchange risk

The Group presents its consolidated financial information in U.S. dollar. The functional currency of the Company is the euro.

The Group operates 24 production facilities in 9 countries, across three continents and its main currency exposure in the year to 31 December 2022, from the euro functional currency, was in relation to the U.S. dollar, British pound, and Brazilian real. Currency exchange risk arises from future commercial transactions and recognised assets and liabilities.

As a result of the consolidated financial statements being presented in U.S. dollar, the Group’s results are also impacted by fluctuations in the U.S. dollar exchange rate versus the euro.

The Group has a limited level of transactional currency exposure arising from sales or purchases by operating units in currencies other than their functional currencies.

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the Group’s foreign operations is managed primarily through borrowings and swaps denominated in the Group’s principal foreign currencies.

Fluctuations in the value of these currencies with respect to the euro functional currency may have a significant impact on the Group’s financial condition and results of operations. The Group believes that a strengthening of the euro exchange rate (the functional currency) by 1% against all other foreign currencies from the 31 December 2022 rate would decrease shareholders’ equity by approximately $5 million (2021: $3 million decrease).

Commodity price risk

The Group is exposed to changes in prices of its main raw materials, primarily energy and aluminium. Production costs are exposed to changes in prices of our main raw materials, primarily aluminium. Aluminium ingot is traded daily as a commodity on the London Metal Exchange, which has historically been subject to significant price volatility. Because aluminium is priced in U.S. dollar, fluctuations in the U.S. dollar/euro rate also affect the euro cost of aluminium ingot. The price and foreign currency risk on the aluminium purchases in Europe and in Americas are hedged by entering into swaps under which we pay fixed euro and U.S dollar prices, respectively. Furthermore, the relative price of oil and its by-products may impact our business, affecting our transport, lacquer and ink costs.

Where we do not have pass through sales contracts in relation to the underlying raw material cost, the Group uses derivative agreements to manage this risk. The Group depends on an active liquid market and available credit lines with counterparty banks to cover this risk. The use of derivative contracts to manage our risk is dependent on robust hedging procedures. Increasing raw material costs over time has the potential, if customers are unable to pass on price increases, to reduce sales volume and could therefore have a significant impact on our business. The Group is also exposed to possible interruptions of supply of aluminium and steel or other raw materials and any inability to purchase raw materials could negatively impact our operations.

As a result of the volatility of natural gas and electricity prices, the Group has developed an active hedging strategy to fix a significant proportion of its energy costs through contractual arrangements directly with our suppliers. The Group policy is to purchase natural gas and electricity by entering into forward fixed price arrangements with suppliers for the majority of our anticipated requirements for the year ahead. Such contracts are used exclusively to obtain delivery of our anticipated energy supplies. The Group does not net settle, nor do we sell within a short period of time after taking delivery. The Group avails of the own use exemption and, therefore, these contracts are treated as executory contracts. The Group typically builds up these contractual positions in tranches of approximately 10% of the anticipated volumes. Any natural gas and electricity which is not purchased under forward price-fixing arrangements is purchased under index tracking contracts or at spot prices. Where entering forward price-fixing arrangements with suppliers is not practical, the Group may use derivative agreements with counterparty banks to cover the risk.

Credit risk

Credit risk arises from derivative contracts, cash and investments held with banks and financial institutions, as well as credit exposures to the customers of the Group, including outstanding receivables. The policy of the Group is to invest excess liquidity, only with recognised and reputable financial institutions. For banks and financial institutions, only independently rated parties with a minimum rating of “BBB+” from at least two credit rating agencies are accepted, where possible. The credit ratings of banks and financial institutions are monitored to ensure compliance with Group policy. Risk of default is controlled within a policy framework of dealing with high quality institutions and by limiting the amount of credit exposure to any one bank or institution.

The Group’s policy is to extend credit to customers of good credit standing. Credit risk is managed on an on-going basis, by experienced people within the Group. The Group’s policy for the management of credit risk in relation to trade receivables involves periodically assessing the financial reliability of customers, taking into account their financial position, past experience and other factors. Provisions are made, where deemed necessary, and the utilisation of credit limits is regularly monitored. Management does not expect any significant counterparty to fail to meet its obligations. The maximum exposure to credit risk is represented by the carrying amount of each asset. For the year ended 31 December 2022, the ten largest customers of the Group accounted for approximately 57% of total revenues (2021: 58%). There is no recent history of default with these customers.

Surplus cash held by the operating entities over and above the balance required for working capital management is transferred to Group Treasury, where practically possible. Group Treasury invests surplus cash in interest-bearing current accounts and bank time deposits with appropriate maturities to provide sufficient headroom as determined by the below-mentioned forecasts.

Liquidity risk

The Group is exposed to liquidity risk which arises primarily from the maturing of short term and long term debt obligations and from the normal liquidity cycle of the business throughout the course of a year. The Group’s policy has been to ensure that sufficient resources are available either from cash balances, cash flows or undrawn committed bank facilities, to ensure all obligations can be met as they fall due.

To effectively manage liquidity risk, the Group:

●	has committed borrowing facilities that it can access to meet liquidity needs;
●	maintains cash balances and liquid investments with highly-rated counterparties;
●	limits the maturity of cash balances;
●	borrows the bulk of its debt needs under long term fixed rate debt securities; and
●	has internal control processes to manage liquidity risk.

Cash flow forecasting is performed in the operating entities of the Group and is aggregated by Group Treasury. Group Treasury monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities. Such forecasting takes into consideration the Group’s debt financing plans.

19.  Financial assets and liabilities

The Group’s net debt was as follows:

	At 31 December
	2022	2021
	$’m	$’m
Loan notes	3,231	2,690
Other borrowings	361	197
Net borrowings	3,592	2,887
Cash, cash equivalents and restricted cash	(555)	(463)
Net debt	3,037	2,424

The Group’s net borrowings of $3,592 million (2021: $2,887 million) are classified as non-current liabilities of $3,524 million (2021: $2,831 million) and current liabilities of $68 million (2021: $56 million) in the consolidated statement of financial position at 31 December 2022.

At 31 December 2022, the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	480	–
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	–
6.000% Senior Secured Green Notes	USD	600	15-Jun-27	Bullet	600	600	–
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	533	–
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	–
Global Asset Based Loan Facility	USD	415	06-Aug-26	Revolving	–	–	415
Lease obligations	Various	–	–	Amortising	–	327	–
Other borrowings	Various	–	Rolling	Amortising	–	40	–
Total borrowings						3,630	415
Deferred debt issue costs						(38)	–
Net borrowings						3,592	415
Cash, cash equivalents and restricted cash						(555)	555
Net debt / available liquidity						3,037	970

A number of the Group’s borrowing agreements contain certain covenants that restrict the Group’s flexibility in areas such as incurrence of additional indebtedness (primarily maximum secured borrowings to Adjusted EBITDA and a minimum Adjusted EBITDA to interest expense), payment of dividends and incurrence of liens. The Global Asset Based Loan Facility is subject to a fixed charge coverage ratio covenant if 90% or more of the facility is drawn. The facility also includes cash dominion, representations, warranties, events of default and other covenants that are of a nature customary for such facilities.

At 31 December 2021 the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	510	–
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	–
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	566	–
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	–
Global Asset Based Loan Facility	USD	325	06-Aug-26	Revolving	–		325
Lease obligations	Various	–	–	Amortising	–	182	–
Other borrowings	Various	–	Rolling	Amortising	–	19	–
Total borrowings						2,927	325
Deferred debt issue costs						(40)	–
Net borrowings						2,887	325
Cash, cash equivalents and restricted cash						(463)	463
Net debt / available liquidity						2,424	788

The following table summarises the Group’ movement in net debt:

	At 31 December
	2022	2021
	$’m	$’m
Net increase in cash, cash equivalents and restricted cash per consolidated statement of cash flows*	(92)	(206)
Increase in net borrowings	705	52
Increase/(decrease) in net debt	613	(154)
Net debt at 1 January	2,424	2,578
Net debt at 31 December	3,037	2,424
*	Includes exchange loss on cash, cash equivalents and restricted cash

The increase (2021: decrease) in net debt primarily includes proceeds from borrowings of $732 million (2021: $2,780 million), of which $23 million (2021:$7 million) was a non-cash transaction (a supplier credit arrangement in the Americas), a net increase in lease obligations of $145 million (2021: $46 million), a net decrease of deferred debt issue costs of $2 million (2021: increase of $40 million) which is partly offset by repayments of borrowings of $110 million (2021: $5 million), an increase in cash, cash equivalents and restricted cash of $92 million (2021: increase of $206 million), foreign exchange gains of $64 million (2021: gains of $61 million). For the year ended 31 December 2021, the decrease in net debt also includes repayments of related party borrowings of $2,668 million, of which $927 million was a non-cash transaction.

Maturity profile

The maturity profile of the Group’s total borrowings is as follows:

	At 31 December
	2022	2021
	$’m	$’m
Within one year or on demand	68	56
Between one and three years	100	55
Between three and five years	704	59
Greater than five years	2,758	2,757
Total borrowings	3,630	2,927
Deferred debt issue costs	(38)	(40)
Net borrowings	3,592	2,887

Included within total borrowings between three and five years and greater than five years is the Group’s Senior Secured Notes and Senior Notes of $3,263 million (2021: $2,726 million).

The maturity profile of the contractual undiscounted cash flows related to the Group’s lease liabilities is as follows:

	At 31 December
	2022	2021
	$’m	$’m
Not later than one year	70	50
Later than one year and not later than five years	224	127
Later than five years	108	36
	402	213

The table below analyses the Group’s financial liabilities (including interest payable) into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contracted undiscounted cash flows.

		Derivative
	Total	financial	Trade
	borrowings	instruments	payables
At 31 December 2022	$’m	$’m	$’m
Within one year or on demand	210	40	1,227
Between one and three years	374	4	—
Between three and five years	947	12	—
Greater than five years	2,891	1	—

		Derivative
	Total	financial	Trade
	borrowings	instruments	payables
At 31 December 2021	$’m	$’m	$’m
Within one year or on demand	152	10	1,204
Between one and three years	242	2	—
Between three and five years	243	—	—
Greater than five years	2,973	—	—

The carrying amount and fair value of the Group’s borrowings excluding lease obligations are as follows:

	Carrying value
	Amount	Deferred debt
	drawn	issue costs	Total	Fair value
At 31 December 2022	$'m	$'m	$'m	$'m
Loan notes	3,263	(32)	3,231	2,702
Other borrowings	40	(6)	34	40
	3,303	(38)	3,265	2,742

	Carrying value
	Amount	Deferred debt
	drawn	issue costs	Total	Fair value
At 31 December 2021	$'m	$'m	$'m	$'m
Loan notes	2,726	(36)	2,690	2,682
Other borrowings	19	(4)	15	19
	2,745	(40)	2,705	2,701

Earnout Shares and Warrants

Please refer to note 21 for further details about the recognition and measurement of the Earnout Shares as well as the Public and Private Warrants.

Financing activity

2022

On 8 June 2022, the Group issued $600 million 6.000% Senior Secured Green Notes due 2027. Net proceeds from the issuance of the notes will be used for general corporate purposes.

Lease obligations at 31 December 2022 of $327 million (31 December 2021: $182 million), primarily reflects $204 million of new lease liabilities and foreign currency movements, partly offset by $59 million of principal repayments, for the year ended 31 December 2022.

At 31 December 2022, the Group had $415 million available under the Global Asset Based Loan Facility. The amount increased from $325 million on 27 September, 2022.

2021

On 12 March 2021, the Group, in connection with the transaction related to the combination of Ardagh Metal Packaging with Gores Holdings V, issued €450 million 2.000% Senior Secured Green Notes due 2028, $600 million 3.250% Senior Secured Green Notes due 2028, €500 million 3.000% Senior Green Notes due 2029 and $1,050 million 4.000% Senior Green Notes due 2029.

On 24 March 2021, and 30 March 2021, historical related party debt of $113 million was settled, being reflected as a non-cash capital contribution within other reserves.

On 1 April 2021, upon the consummation of the AMP Transfer, historical related party debt of $2,555 million was settled, of which $1,741 million was paid to AGSA with the remainder of $814 million being reflected as a non-cash capital contribution within other reserves.

On 6 August 2021, AMPSA and certain of its subsidiaries entered into a Global Asset Based Loan Facility in the amount of $300 million. The amount increased to $325 million on 29 September 2021.

Lease obligations at 31 December 2021 of $182 million, primarily reflect $100 million of new lease liabilities and $1 million of lease liabilities acquired, partly offset by $55 million of principal repayments and foreign currency movements for the year ended 31 December 2021.

Effective interest rates

	2022		2021
	USD	EUR	USD	EUR
2.000% Senior Secured Green Notes due 2028		2.27%		2.30%
3.250% Senior Secured Green Notes due 2028	3.52%		3.58%
6.000% Senior Secured Green Notes due 2027	6.70%
3.000% Senior Green Notes due 2029		3.25%		3.28%
4.000% Senior Green Notes due 2029	4.26%		4.31%

	2022	2021
	Various Currencies
Lease obligations	5.02%	4.55%

The carrying amounts of net borrowings are denominated in the following currencies.

	At 31 December
	2022	2021
	$’m	$’m
Euro	1,057	1,115
U.S. dollar	2,492	1,745
GBP	19	15
Other	24	12
	3,592	2,887

The Group has undrawn borrowing facilities expiring beyond one year at 31 December 2022, of $415 million (2021: $325 million).

Fair value methodology

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1 and Level 2 during the year.

Fair values are calculated as follows:

(i)	Senior Secured Green and Senior Green notes – the fair value of debt securities in issue is based on valuation techniques in which all significant inputs are based on observable market data and represent Level 2 inputs.
(ii)	Global Asset Based Loan facility and other borrowings – the fair values of the borrowings in issue is based on valuation techniques in which all significant inputs are based on observable market data and represent Level 2 inputs.
(iii)	Commodity and foreign exchange derivatives – the fair value of these derivatives are based on quoted market prices and represent Level 2 inputs.
(iv)	Earnout Shares, Private Warrants and Public Warrants - the fair values of the Earnout Shares and Private Warrants are based on valuation techniques using an unobservable volatility assumption which represents Level 3 inputs, whereas the fair value of the Public Warrants is based on an observable market price and represents a Level 1 input.

Derivative financial instruments

	Assets	Liabilities	Total
			Contractual
	Fair	Fair	or notional
	values	values	amounts
	$’m	$’m	$’m
Fair Value Derivatives
Commodity forward contracts	29	34	522
Forward foreign exchange contracts	18	23	1,132
At 31 December 2022	47	57	1,654

Included within the $47 million fair value assets and $57 million fair value liabilities at 31 December 2022, is $12 million and $nil, respectively, which have been transacted by AGSA.

	Assets	Liabilities	Total
			Contractual
	Fair	Fair	or notional
	values	values	amounts
	$’m	$’m	$’m
Fair Value Derivatives
Commodity forward contracts	101	2	284
Forward foreign exchange contracts	3	10	1,176
At 31 December 2021	104	12	1,460

Included within the $104 million fair value assets and $12 million fair value liabilities at 31 December 2021, is $95 million and $6 million, respectively, which have been transacted by AGSA.

Derivative instruments with a fair value of $9 million (2021: $7 million) are classified as non-current assets and $38 million (2021: $97 million) as current assets in the consolidated statement of financial position at 31 December 2022. Derivative instruments with a fair value of $17 million (2021: $2 million) are classified as non-current liabilities and $40 million (2021: $10 million) as current liabilities in the consolidated statement of financial position at 31 December 2022.

All cash payments in relation to derivative instruments are paid or received when they mature.

The Group mitigates the counterparty risk for derivatives by contracting with major financial institutions which have high credit ratings. Certain derivative instruments have been entered into with external counterparties by AGSA on behalf of the Group and on the back of those related party derivatives between AGSA and the Group have been executed, the impact of which have been included in the consolidated financial statements.

Net investment hedges in foreign operations

During the year, the Group designated $326 million of its 6.000% Senior Secured Green Notes due 2027 as a net investment hedge. A gain of $7 million was recognised in relation to this hedge in the consolidated statement of comprehensive income.

Commodity forward contracts

The Group hedges a portion of its anticipated metal and energy purchases. Excluding conversion and freight costs, the physical metal and energy deliveries are priced based on the applicable indices agreed with the suppliers for the relevant month. Certain forward contracts are designated as cash flow hedges and the Group has determined the existence of an economic relationship between the hedged item and the hedging instrument based on common indices used. Ineffectiveness may arise if there are changes in the forecasted transaction in terms pricing, timing or quantities, or if there are changes in the credit risk of the Group or the counterparty. The Group applies a hedge ratio of 1:1.

Fair values have been based on quoted market prices and are valued using Level 2 valuation inputs. The fair value of these contracts when initiated is $nil; no premium is paid or received.

Forward foreign exchange contracts

The Group operates in a number of currencies and, accordingly, hedges a portion of its currency transaction risk. Certain forward contracts are designated as cash flow hedges and are set so to closely match the critical terms of the underlying cash flows. In hedges of forecasted foreign currency sales and purchases ineffectiveness may arise for similar reasons as outlined for metal forward contracts.

The fair values are based on Level 2 valuation techniques and observable inputs including the contract prices. The fair value of these contracts when initiated is $nil; no premium is paid or received.

20. Employee benefit obligations

The Group operates defined benefit or defined contribution pension schemes in most of its countries of operation and the assets are held in separately administered funds. The principal funded defined benefit schemes, which are funded by contributions to separately administered funds, are in the United States and the United Kingdom.

Other defined benefit schemes are unfunded and the provision is recognised in the consolidated statement of financial position. The principal unfunded schemes are in Germany.

The contribution rates to the funded plans are agreed with the Trustee boards, plan actuaries and the local pension regulators periodically. The contributions paid in 2022 were those recommended by the actuaries.

During the year ended 31 December 2022, the assets and liabilities attributable to the employees and former employees (and their respective beneficiaries) of Ardagh Metal Packaging USA Corp. were spun out of the Ardagh North America Retirement Income Plan which was previously co-sponsored with Ardagh Glass Packaging North America into a new scheme, the Ardagh Metal Pension Plan. This crystalised a cash outflow of $27 million, which included $12 million paid to AGSA in respect of the assets transferred.

In addition, the Group has other employee benefit obligations in certain territories.

Total employee benefit obligations, net of employee benefit assets included within non-current assets, recognised in the consolidated statement of financial position of $122 million (2021: $178 million) includes other employee benefit obligations of $37 million (2021: $47 million).

The employee obligations and assets of the defined benefit schemes included in the consolidated statement of financial position are analysed below:

	Germany		UK*		U.S and Other**		Total
	2022	2021	2022	2021	2022	2021	2022	2021
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
Obligations	(90)	(138)	(136)	(249)	(61)	(82)	(287)	(469)
Assets	—	—	163	327	39	11	202	338
Net (obligations)/assets	(90)	(138)	27	78	(22)	(71)	(85)	(131)

* The net employee benefit asset in the UK as at 31 December 2022 is included within non-current assets on the statement of financial position (2021: included within non-current assets on the statement of financial position).

**Net obligation of ‘Other’ at 31 December 2022; $4 million, 2021; $8 million.

Defined benefit pension schemes

The amounts recognised in the consolidated income statement are:

	Year ended
	31 December
	2022	2021
	$’m	$’m
Current service cost and administration costs:
Cost of sales – current service cost (note 9)	(11)	(13)
Cost of sales – past service credit (note 9)	—	4
SG&A – current service cost (note 9)	(2)	(3)
	(13)	(12)
Finance expense (note 6)	(3)	(3)
	(16)	(15)

The amounts recognised in the consolidated statement of comprehensive income are:

	31 December
	2022	2021
	$’m	$’m
Re-measurement of defined benefit obligation:
Actuarial gain arising from changes in demographic assumptions	1	6
Actuarial gain arising from changes in financial assumptions	157	9
Actuarial (loss)/gain arising from changes in experience	(13)	5
	145	20
Re-measurement of plan assets:
Actual (loss)/return less expected return on plan assets	(121)	8
Actuarial gain for the year on defined benefit pension schemes	24	28
Actuarial gain on other long term and end of service employee benefits	11	5
	35	33

The actual return on plan assets was a loss of $116 million in 2022 (2021: gain of $13 million).

Movement in the defined benefit obligations and assets:

	Obligations		Assets
	2022	2021	2022	2021
	$’m	$’m	$’m	$’m
At 1 January	(469)	(517)	338	350
Transfer	—	—	12	—
Interest income	—	—	5	5
Loan forgiveness (note 5)	—	4	—	—
Current service cost	(10)	(11)	—	—
Past service credit	—	4	—	—
Interest cost	(7)	(7)	—	—
Administration expenses paid	—	—	(1)	—
Re-measurements	145	20	(121)	8
Employer contributions	—	—	22	2
Employee contributions	(1)	(1)	1	1
Benefits paid	17	24	(17)	(24)
Exchange	38	15	(37)	(4)
At 31 December	(287)	(469)	202	338

The defined benefit obligations above include $92 million of unfunded obligations, principally in Germany (2021: $140 million).

Interest income and interest cost above does not include interest cost of $1 million (2021: $1 million) relating to other employee benefit obligations. Current service costs above do not include current service costs of $3 million (2021: $4 million) relating to other employee benefit obligations.

During the year ended 31 December 2021, the Group and the Trustees of the UK schemes collaborated to implement a Bridging Pension Option for members on retirement around the starting level of pensions until the State Pension Age. This resulted in the recognition of a gain of $3 million within the income statement for the year ended 31 December 2021.

Plan assets comprise:

	At 31 December
	2022	2022	2021	2021
	$’m	%	$’m	%
Equities	—	—	—	—
Target return funds	89	44	176	52
Bonds	72	36	105	31
Cash/other	41	20	57	17
	202	100	338	100

The pension assets do not include any of the Group’s ordinary shares, other securities or other Group assets.

Investment strategy

The choice of investments takes account of the expected maturity of the future benefit payments. The plans invest in diversified portfolios consisting of an array of asset classes that attempt to maximise returns while minimising volatility. The asset classes include fixed income government and non-government securities and real estate, as well as cash.

Characteristics and associated risks

The pension plans in Germany operate under the framework of German Company Pension Law (BetrAVG) and general regulations based on German Labor Law. The entitlements of the plan members depend on years of service and final salary. Furthermore, the plans provide lifelong pensions. No separate assets are held in trust, i.e. the plans are unfunded defined benefit plans. During the year ended 31 December 2019, the Ardagh Group elected to re-design its pension scheme in Germany, moving to a contribution orientated scheme.

The U.K. pension plan is a trust-based U.K. funded final salary defined benefit scheme providing pensions and lump sum benefits to members and dependents. There is one pension plan in place relating to Ardagh Metal Packaging UK Limited and Ardagh Metal Packaging Trading UK Limited. It is closed to new entrants and was closed to future accrual effective 31 December 2018. For this plan, pensions are calculated either based on service to 31 December 2018, with members’ benefits based on earnings as at 31 December 2018, for those members who were still active at that date, or based on service to the earlier of retirement or leaving date for members who stopped accruing benefits prior to 31 December 2018, based on earnings as at retirement or leaving date. The U.K. pension plan is governed by a board of trustees, which includes members who are independent of the Company. The trustees are responsible for managing the operation, funding and investment strategy. The U.K. pension plan is subject to the U.K. regulatory framework, the requirements of The Pensions Regulator and is subject to a statutory funding objective.

Our North American business within our Americas segment sponsors a defined benefit pension plan as a single employer scheme which is subject to U.S. federal law, reflecting regulations issued by the Internal Revenue Service and the U.S. Department of Labor. The North American plan covers hourly employees only. Plan benefits are determined using a formula which reflects the employees’ years of service.

Assumptions and sensitivities

The principal pension assumptions used in the preparation of the financial statements take account of the different economic circumstances in the countries of operations and the different characteristics of the respective plans, including the duration of the obligations. The ranges of the principal assumptions applied in estimating defined benefit obligations were:

	Germany		UK		U.S.
	2022	2021	2022	2021	2022	2021
	%	%	%	%	%	%
Rates of inflation	2.00	1.70	3.00	3.20	2.50	2.20
Rates of increase in salaries	3.40	2.50	2.50	2.60	3.00	3.00
Discount rates	3.89	1.16	5.03	1.90	5.52	3.04

Assumptions regarding future mortality experience are based on actuarial advice in accordance with published statistics and experience.

These assumptions translate into the following average life expectancy in years for a pensioner retiring at age 65. The mortality assumptions for the countries with the most significant defined benefit plans are set out below:

	Germany		UK		U.S.
	2022	2021	2022	2021	2022	2021
	Years	Years	Years	Years	Years	Years
Life expectancy, current pensioners	22	22	23	22	21	21
Life expectancy, future pensioners	25	25	24	23	22	22

If the discount rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would increase by an estimated $22 million (2021: $47 million). If the discount rate were to increase by 50 basis points, the carrying amount of the pension obligations would decrease by an estimated $19 million (2021: $41 million).

If the inflation rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would decrease by an estimated $9 million (2021: $15 million). If the inflation rate were to increase by 50 basis points, the carrying amount of the pension obligations would increase by an estimated $9 million (2021: $16 million).

If the salary increase rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would decrease by an estimated $10 million (2021: $20 million). If the salary increase rate were to increase by 50 basis points, the carrying amount of the pension obligations would increase by an estimated $11 million (2021: $21 million).

The impact of increasing the life expectancy by one year would result in an increase in the net pension obligation of the Group of $7 million at 31 December 2022 (2021: $14 million), holding all other assumptions constant.

The Group’s best estimate of contributions expected to be paid to defined benefit schemes in 2023 is approximately $8 million (2022: $1 million).

The principal defined benefit schemes are described briefly below at 31 December:

	Europe	Europe	North
	UK	Germany	America
Nature of the schemes	Funded*	Unfunded	Funded
2022
Active members	—	766	763
Deferred members	589	225	91
Pensioners including dependents	531	173	104
Weighted average duration (years)	14	15	16
2021
Active members	—	816	808
Deferred members	589	202	75
Pensioners including dependents	531	154	83
Weighted average duration (years)	18	19	20

*	Census data is updated every 3 years as part of the full valuation for purpose of the UK pension regulator.

The expected total benefit payments over the next five years are:

						Subsequent
	2023	2024	2025	2026	2027	five years
	$’m	$’m	$’m	$’m	$’m	$’m
Benefits	17	15	16	17	19	101

The Group also has defined contribution plans; the contribution expense associated with these plans for 2022 was $17 million (2021: $17 million). The Group’s best estimate of the contributions expected to be paid to these plans in 2023 is $18 million (2022: $17 million).

Other employee benefits

Long term employee benefit obligations of $37 million (2021: $47 million) comprise amounts due to be paid under post-retirement medical schemes in North America, partial retirement contracts in Germany and other obligations to pay benefits primarily related to long service awards.

21.  Other liabilities and provisions

	At 31 December
	2022	2021
	$’m	$’m
Other liabilities
Non-current	83	325
Provisions
Current	10	10
Non-current	15	18
	108	353

Other liabilities

Resulting from the AMP Transfer, effective on 1 April 2021, AGSA has a contingent right to receive up to 60.73 million additional shares in the Company (the “Earnout Shares”). The Earnout Shares are issuable by AMP to AGSA subject to attainment of certain share price hurdles, with equal amounts of shares at $13, $15, $16.50, $18, and $19.50, respectively, over a five-year period from the 180th day following the closing of the Merger on 4 August 2021. In accordance with IAS 32 (Financial Instruments—Presentation), the arrangement has been assessed to determine whether the Earnout Shares represent a liability or an equity instrument. As the arrangement may result in AMP issuing a variable number of shares in the future, albeit capped at a total of 60.73 million shares, the Earnout Shares have, in accordance with the requirements of IAS 32, been recognised as a financial liability measured at fair value in the consolidated financial statements. A valuation assessment was performed for the purpose of determining the financial liability using a Monte Carlo simulation using key data inputs for: share price hurdles; risk-free rate (4%); and traded closing AMP share price, with estimates for volatility (50%) (31 December 2021: volatility 34%) and dividend yield. The estimated valuations of the liability at 31 December 2022, and 31 December 2021, were $76 million and $292 million, respectively. Changes in the fair market valuation of the Earnout Shares of $216 million have been reflected as exceptional finance income within net finance income for the year ended 31 December 2022 (31 December 2021: exceptional finance expense within net finance expense of $8 million). Any increase or decrease in volatility of 5% would result in an increase or decrease in the liability at 31 December 2022, of approximately $17 million (31 December 2021: $40 million).

On 4 August 2021, all warrants previously exercisable for the purchase of shares in Gores Holdings V were converted into AMP warrants exercisable for the purchase of ordinary shares in AMP at an exercise price of $11.50 over a five-year period after the closing of the Merger on 4 August 2021. In accordance with IAS 32, those warrants have been recognised as a financial liability measured at fair value in the consolidated financial statements. For the warrants issued to the former sponsors of Gores Holdings V (“Private Warrants”) a valuation was performed for the purpose of determining the financial liability. The valuation applied a Black Scholes model, using a key data input for the risk-free rate (4%), with estimates for volatility (50%) (31 December 2021: volatility 34%) and dividend yield. All other outstanding warrants (“Public Warrants”) were valued using the traded closing prices of the AMP warrants. The estimated valuations of the liability at 31 December 2022, and 31 December 2021, were $7 million and $33 million, respectively. Changes in the valuation of the Public and Private Warrants of $26 million have been reflected as exceptional finance income within net finance income for the year ended 31 December 2022 (31 December 2021: $8 million). Any increase or decrease in volatility of 5% would result in an increase or decrease in the fair value of the Private Warrants at 31 December 2022, of approximately $1 million (31 December 2021: $1 million).

Provisions

Total
provisions
$’m
At 1 January 2021	33
Provided	5
Released	(5)
Paid	(3)
Exchange	(2)
At 31 December 2021	28
Provided	14
Released	(9)
Paid	(7)
Exchange	(1)
At 31 December 2022	25

Provisions relate mainly to probable environmental claims, customer quality claims and tax deferrals arising from the CARES Act. In addition to the aforementioned, provisions also includes non-current amounts in respect of annual, long term (three-year), cash bonus incentive programs for senior management of the Group, of approximately $11 million (2021: $14 million). Current amounts in respect of these long term incentive programs are included in trade and other payables.

The provisions classified as current are expected to be paid in the next twelve months. The timing of non-current provisions is subject to uncertainty.

22.  Trade and other payables

		At 31 December
		2022	2021
	Note	$’m	$’m
Trade payables		1,060	1,006
Other payables and accruals including other tax and social security payable		220	240
Payables and accruals for exceptional items		13	15
Related party payables	26	5	9
		1,298	1,270

The fair values of trade and other payables approximate the amounts shown above.

Other payables and accruals mainly comprise accruals for operating expenses, deferred income and value added tax payable.

Trade payables processing

Certain of the Group’s suppliers have access to independent third-party payable processors. The processors allow suppliers, if they choose, to sell their receivables to financial institutions at the sole discretion of both the supplier and the financial institution. We have no involvement in the sale of these receivables and the suppliers are at liberty to use these arrangements if they wish to receive early payment. As the original liability to our suppliers, including amounts due and scheduled payment dates, remains as agreed in our supply agreements and is neither legally extinguished nor substantially modified, the Group continues to present such obligations within trade payables.

23.  Cash generated from operating activities

	Year ended
	31 December
	2022	2021
	$’m	$’m
Profit/(loss) for the year	237	(210)
Income tax charge (note 7)	19	22
Net finance (income)/expense (note 6)	(80)	235
Depreciation and amortisation (notes 10, 11)	359	343
Exceptional operating items (note 5)	90	272
Movement in working capital	(202)	16
Exceptional costs paid, including restructuring	(101)	(67)
Cash generated from operations	322	611

24.  Other reserves

	Foreign
	currency	Cash flow		Total
	translation	hedge	Other	other
	reserve	reserve	reserves	reserves
	$’m	$’m	$’m	$’m
1 January 2021	(32)	17	—	(15)
Total other comprehensive income for the period pre AMP Transfer	14	41	—	55
Hedging gains transferred to cost of inventory pre AMP Transfer	—	(6)	—	(6)
Total other comprehensive (expense)/income for the period post AMP Transfer	(10)	107	—	97
Hedging gains transferred to cost of inventory post AMP Transfer	—	(77)	—	(77)
Transactions with owners in their capacity as owners
Capital contribution	—	—	113	113
AMP Transfer (1)	—	—	(5,924)	(5,924)
Business Combination (2)	—	—	164	164
31 December 2021	(28)	82	(5,647)	(5,593)

1 January 2022	(28)	82	(5,647)	(5,593)
Total other comprehensive income for the period	10	42	—	52
Hedging gains transferred to cost of inventory	—	(116)	—	(116)
31 December 2022	(18)	8	(5,647)	(5,657)

(1) The AMP Transfer was accounted for as a capital reorganisation as, prior to such transactions, AMPSA did not meet the definition of a business under IFRS 3 (Business Combination). Under a capital reorganisation, the consolidated financial statements of AMPSA reflect the net assets transferred at pre-combination predecessor book values. The impact to other reserves has been calculated as follows:

$’m
Equity issued to AGSA	4,988
AMP Promissory Note	1,085
Cash payment (see cash flow statement)	574
Initial fair value of Earnout Shares	284
Total consideration given	6,931
Less aggregate carrying value of net assets acquired *	(323)
Impact from predecessor accounting	6,608
Non-cash capital contribution	(814)
Other reserves on AMP Transfer at date of reorganisation	130
Total impact on other reserves	5,924

*Included within the carrying value of the net assets acquired is $1,741 million of related party borrowings, the settlement of which, together with the $574 million payment noted above, comprise the $2,315 million of cash paid to Ardagh.

(2) Management exercised significant judgment when accounting for the Merger under IFRS 2. The difference in the fair value of equity instruments issued by AMPSA, over the fair value of identifiable net assets of Gores Holdings V (including the fair value of assumed Gores Public and Private Warrants of $41 million) represents a service for listing of the shares in AMPSA and is accounted for as a share-based payment expense in accordance with IFRS 2. In accordance with IFRS 2, the increase in equity for equity-settled share-based payments are measured directly at the fair value of the goods or services received. Management has used the market value of the GHV equity and warrants as the basis for estimating the market value of the instruments to be issued by AMPSA as the GHV instruments (equity and warrants) were publicly traded at the time of the Merger. The cost of such service, which is a fully vested non-cash and non-recurring expense, is calculated as shown in the table below, using Gores Holdings V market prices as of 4 August 2021 for the Gores Holdings V Class A common stock to be exchanged for shares in AMPSA.

	Shares	$’m
Class A stockholders	30,175,827
Class F stockholders	9,843,750
Total shares to be issued to Gores Holdings V stockholders	40,019,577
Market value per share at the Closing Date	$10.59
Fair value of shares to be issued to Gores Holdings V in consideration for combination		424
Net assets of Gores Holdings V at Closing Date (including fair value of assumed Public and Private Warrants)		219
Difference - being IFRS 2 cost for listing services		205

The cost for the listing service of $205 million has been presented as an exceptional item as outlined in note 5, with an offset in other reserves of $164 million and in other liabilities and provisions of $41 million, respectively.

25. Dividends

	Year ended 31 December
	2022	2021
	$'m	$'m
Cash dividends on ordinary shares declared and paid:
Interim dividend for 2022: $0.10 per share	60	–
Interim dividend for 2022: $0.10 per share	61	–
Interim dividend for 2022: $0.10 per share	59	–
Interim dividend for 2022: $0.10 per share	60	–
Cash dividends on preferred shares declared and paid:
Interim dividend for 2022	6	–
Interim dividend for 2022	5	–
	251	–

On 26 April 2022, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on 28 June 2022 to shareholders of record on 14 June 2022.

On 27 May 2022, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $61 million was paid on 28 June 2022 to shareholders of record on 14 June 2022.

On 29 September 2022, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $59 million was paid on 27 October 2022 to shareholders of record on 13 October 2022.

On 25 October 2022, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on 28 November 2022 to shareholders of record on 14 November 2022.

On 29 September 2022, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend of €6 million (approximately $6 million) was paid on 27 October 2022.

On 25 October 2022, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend of €6 million (approximately $5 million) was paid on 28 November 2022.

26.  Related party transactions and information

(i)	Interests of Paul Coulson

At 11 April 2023, the approval date of these financial statements, ARD Holdings S.A., the ultimate parent company of Ardagh Metal Packaging S.A. is controlled by Paul Coulson, our Chairman, who controls ARD Holdings S.A. as a result of his 18.83% stake in ARD Holdings S.A. and his 52.42% stake in Yeoman Capital S.A., which in turn owns 33.88% of the equity interests in ARD Holdings S.A. Other than 125,000 ordinary shares directly held by Mr. Coulson, he has no direct ownership in the shares of AMPSA. However, based upon the definition of “beneficial owner” under U.S. securities laws, he may be deemed to have shared beneficial ownership of the shares of AMPSA held by Ardagh by virtue of his control of ARD Holdings S.A. and AGSA.

(ii)	Common directorships

Paul Coulson, Abigail Blunt, Yves Elsen, Oliver Graham, Damien O’Brien, The Rt. Hon. the Lord Hammond of Runnymede, John Sheehan, Hermanus Troskie, and Edward White who serve as directors on the board of the Company also serve as directors on the board of AGSA. Paul Coulson, Yves Elsen, John Sheehan and Hermanus Troskie who serve as directors on the board of the Company also serve as directors on the board of ARD Holdings S.A.. Two of the ARD Holdings S.A. directors who are also directors on the board of the Company (Paul Coulson and Hermanus Troskie) also serve as directors in the Yeoman group of companies.

During the year ended 31 December 2022, the Company and its subsidiaries entered into transactions relating to non-material non-employee director and office rental fees with certain members of the Maitland International Holdings and Stonehage Fleming groups of companies.  Hermanus Troskie is a director of the Company and during the year ended 31 December 2022, he was employed for one month by the Maitland International Holdings group of companies and for the remainder of the reporting period by the Stonehage Fleming group of companies.

(iii) Yeoman Capital S.A.

At 31 December 2022, Yeoman Capital S.A. owned 33.88% of the ordinary shares of ARD Holdings S.A.

(iv)  Key management compensation

Key management are those persons who have the authority and responsibility for planning, directing and controlling the activities of the Group. Key management is comprised of the members who served on the Board and the Group’s executive leadership team during the reporting period. Key management include individuals who provide services to AMPSA while the related costs are fully borne by the Ardagh Group. An allocation of the compensation attributable for these services is included below. The amount outstanding at 31 December 2022, was $nil (2021: $2 million).

Salaries and other short-term employee benefits related to key management for the year ended 31 December 2022, was $3 million (2021: $5 million). Post-employment and other benefits for the year ended 31 December 2022, was $1 million (2021: $nil).

In addition, subsidiaries of the Ardagh Group, which do not form part of the Group, incurred transaction-related and other compensation for key management during the year of $nil (2021: $28 million).

(v)	Transactions with Associates

Trivium Packaging B.V. (“Trivium”) and its subsidiaries are associates of AMPSA. For the year ended 31 December 2022, a subsidiary of AMPSA completed the purchase of land from a subsidiary of Trivium for a total consideration of approximately $3 million and completed other non-material transactions, including but not limited to, the sale of spare parts to and receipt of cutting and printing services from Trivium subsidiaries.

(vi) Transactions and balances with Other Related Parties

For the year ended 31 December 2022 other related party transaction and balances include the settlement of related party loans (note 5 and note 19), the Group’s pension schemes (note 5 and note 20), the Services Agreement and the Joint IT Assets Agreement between AMPSA and AGSA (please see below and note 10, respectively), the issuance of ordinary shares and preferred shares to AGSA (note 17), derivative financial instruments (note 19), Earnout shares (note 21), movement in working capital, including costs reimbursed from AGSA of $8 million and dividends (note 25).

In 2021 AGSA and AMPSA entered into a Services Agreement, pursuant to which AGSA, either directly or indirectly through its affiliates, shall provide certain corporate and business-unit services to AMPSA and its subsidiaries, and AMPSA, either directly or indirectly through its affiliates, shall provide certain corporate and business-unit services to

AGSA and its affiliates (other than the AMP Entities). The services provided by AGSA, either directly or indirectly through its affiliates, pursuant to the Services Agreement include typical corporate functional support areas such as finance, legal, risk, HR, procurement, sustainability and IT in order to complement the activities in areas which exist within AMPSA. The services provided by AMPSA, either directly or indirectly through its affiliates, are mainly in the areas of procurement and IT. For each calendar year from 2021 through 2024, as consideration for the net corporate services provided by AMPSA and AGSA, or their respective direct or indirect affiliates, AMPSA has incurred an expense of $33 million from Ardagh Group for the calendar year 2021, and $38 million for calendar year 2022 and will incur an expense of $39 million for calendar year 2023 and $39 million for calendar year 2024. The fees paid for services pursuant to the Services Agreement are subject to adjustment for third party costs and variations for certain volume-based services. As of 31 December 2024 or, if earlier, the date upon which AMP or Ardagh Group undergoes a change of control, all corporate services provided pursuant to the Services Agreement will be provided at a price equal to the fully allocated cost of such services, or such other price to be negotiated in good faith by the parties, taking into consideration various factors, including the cost of providing such corporate services and the level of services expected to be provided.

The table below reflects the following related party transactions recorded through invested capital in the three months ended 31 March 2021:

For the period ended
31 March
2021
$’m
Net cash received from Ardagh	206
Tax offset in invested capital	(34)
Other changes in intercompany balances	4
176

Other changes in intercompany balances represent unsettled amounts between the Group and the rest of the Ardagh Group in relation to the transactions listed above.

With the exception of the balances outlined in (i) to (vi) above, there are no material balances outstanding with related parties at 31 December 2022.

(vii) Subsidiaries

The following table provides information relating to our principal operating subsidiaries, all of which are wholly owned, with the exception of Hart Print Inc. which is 92% owned, at 31 December 2022:

Country of
Company	incorporation
Ardagh Metal Packaging Manufacturing Austria GmbH	Austria
Ardagh Metal Packaging Trading Austria GmbH	Austria
Ardagh Metal Packaging Brasil Ltda	Brazil
Ardagh Indústria de Embalagens de Metálicas do Brasil Ltda.	Brazil
Hart Print Inc.	Canada
Ardagh Metal Packaging Trading France SAS	France
Ardagh Metal Packaging France SAS	France
Ardagh Metal Packaging Germany GmbH	Germany
Ardagh Metal Packaging Trading Germany GmbH	Germany
Ardagh Metal Packaging Trading Netherlands B.V.	Netherlands
Ardagh Metal Packaging Netherlands B.V.	Netherlands
Ardagh Metal Packaging Trading Poland Sp. z o.o	Poland
Ardagh Metal Packaging Poland Sp. z o.o	Poland
Ardagh Metal Packaging Trading Spain SL	Spain
Ardagh Metal Packaging Spain SL	Spain
Ardagh Metal Packaging Europe GmbH	Switzerland
Ardagh Metal Packaging Trading UK Limited	United Kingdom
Ardagh Metal Packaging UK Limited	United Kingdom
Ardagh Metal Packaging USA Corp.	United States

A number of the above legal entities act as subsidiary guarantor for the debt of the Company, at 31 December 2022.

27.  Contingencies

Environmental issues

The Group is regulated under various national and local environmental, occupational health and safety and other governmental laws and regulations relating to:

●	the operation of installations for manufacturing of metal packaging and surface treatment using solvents;
●	the generation, storage, handling, use and transportation of hazardous materials;
●	the emission of substances and physical agents into the environment;
●	the discharge of waste water and disposal of waste;
●	the remediation of contamination;
●	the design, characteristics, collection and recycling of its packaging products; and
●	the manufacturing and servicing of machinery and equipment for the metal packaging industry.

The Group believes, based on current information that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under existing or anticipated future environmental laws and regulations, to expend amounts, over and above the amounts accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Group arising under environmental laws are pending. Finally, the Group believes that the potential impact of climate change on the Group has not resulted in a contingent obligation at 31 December 2022.

Legal matters

The Group is involved in certain legal proceedings arising in the normal course of its business. The Group believes that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

28. Events after the reporting period

In February 2023, the Group completed the acquisition of a majority share in NOMOQ AG (“NOMOQ”), a start-up digital can printer based in Switzerland, for an initial consideration of €15 million, with a further €10 million payable in 2024, subject to NOMOQ achieving certain milestones.

On 21 February 2023, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend was paid on 28 March 2023 to shareholders of record on 14 March 2023.

On 21 February 2023, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend was paid on 28 March 2023.

On 28 March 2023, the Brazilian beverages company, Grupo Petrópolis, which is a customer of AMPSA, filed for a court-supervised reorganisation. The Group has assessed the impact of the Grupo Petrópolis reorganisation and concluded there is no impact on the statement of financial position for the year ended as at 31 December 2022.

29. Filing Requirements

The Company has guaranteed certain liabilities of a number of its subsidiaries for the year ended 31 December 2022 including guarantees under Section 357 of the Irish Companies Act, 2014, and Section 264 of the German Commercial Code, as listed below. Furthermore, the Company has assumed joined and several liability in accordance with Section 403, Book 2 of the Dutch Civil Code for the liabilities of a number of its Dutch subsidiaries, as listed below.

Section 357 Exemption – Irish Company Law Requirement

The Irish subsidiary undertakings of Ardagh Metal Packaging S.A. listed below, which are included in these consolidated financial statements, have availed of an exemption from filing their individual financial statements with the Irish Registrar of Companies as permitted by Section 357 of the Irish Companies Act, 2014 on the basis that they have satisfied the conditions as laid out in Sections 357 (a) to (h) of that Act.

Ardagh Packaging Holdings Limited

Ardagh Metal Packaging Finance plc

Ardagh Metal Packaging Treasury Limited

Section 264 Exemption – German Commercial Code Requirement

The German subsidiary undertakings of Ardagh Metal Packaging S.A. listed below, which are included in these consolidated financial statements, have availed of an exemption from filing their individual financial statements with the German Registrar of Companies as permitted by Section 264 paragraph 3 of the German Commercial Code, on the basis that they have satisfied the conditions as laid out in Section 264 Paragraph 3 Item 1.-5. of that Code.

Ardagh Metal Packaging Holdings Germany GmbH

Ardagh Metal Packaging Germany GmbH

Ardagh Metal Packaging Trading Germany GmbH

Section 403 Exemption – Dutch Civil Code Requirement

The Company has issued a declaration of joint and several liability as referred to in section 403, book 2 of the Dutch Civil Code in respect of a number of its consolidated participations. This provides an exemption for those entities from filing their individual financial statements. The declaration concerns:

Ardagh Metal Packaging Netherlands B.V.

Ardagh Metal Packaging Trading Netherlands B.V.